Exhibit 99.1

AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO BE HELD ON MARCH 22, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

MARCH 12, 2024

- i -

AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS (the “Notice”)

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Akanda Corp. (the “Corporation”) will be held at the offices of Gowling WLG (Canada) LLP, Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Friday, March 22, 2024 at 9:00 a.m. (Vancouver time). The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at: https://gowlingwlgca.zoom.us/s/89180638298 or https://bit.ly/akanda-shareholder-meeting.

Those observing the Meeting through the zoom platform will not be able to speak, interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as set out in the accompanying information circular (the “Information Circular”).

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2022, together with the auditors’ report thereon;

b)	to elect the directors of the Corporation for the ensuing year;

c)	to appoint GreenGrowth CPAs as the auditors of the Corporation for the ensuing year and to authorize the audit committee of the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

d)	to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out in the Information Circular (as defined below), approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding Common Shares on the basis of consolidation ratios to be selected by the Board within a range between 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share and 100 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation Common Shares for one (1) post- consolidation Common Share, and (B) such consolidations occurs prior to the earlier of the 12-month anniversary of the Meeting and the next annual meeting of Shareholders; if, and at such time(s) following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in the Information Circular (the “Share Consolidation Resolution”);

e)	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and approving the 30% evergreen equity incentive plan of the Corporation (the “Equity Incentive Plan Resolution”);

f)	to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the “Transaction Resolution”), authorizing and approving the sale of all the issued and outstanding shares of RPK Biopharma, Unipessoal, LDA (“RPK”) on the terms and subject to the conditions contained in a share purchase agreement, dated as of February 28, 2024, between the Corporation, Cannahealth Limited, Holigen Holdings Limited and Somai Pharmaceuticals Unipessoal, Lda. (the “Share Purchase Agreement”), a copy of which is attached as Schedule “B” to this Information Circular; and

- ii -

g)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The sale of RPK pursuant to the Share Purchase Agreement is a material transaction for the Corporation and may represent a sale of substantially all of the property of the Corporation pursuant to Section 184(3) of the Business Corporations Act (Ontario) (the “OBCA”). To ensure that the Shareholders of the Corporation are able to consider and vote on the Transaction Resolution, the Corporation is seeking special approval of the Shareholders for the Transaction Resolution, even though the sale of RPK pursuant to the Share Purchase Agreement may not actually constitute a sale of substantially all of the property of the Corporation. In order to become effective, the Transaction Resolution must be passed by an affirmative vote of not less than two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and voting thereon. In the event that the sale of RPK pursuant to the Share Purchase Agreement is, or is deemed, at the time of the Meeting or at some time in the future, to be the sale of substantially all of the property of the Corporation, the Transaction Resolution shall constitute approval of the sale of RPK pursuant to the Share Purchase Agreement pursuant to Section 184(3) of the OBCA.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is January 23, 2024 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

As the sale of RPK pursuant to the Share Purchase Agreement may constitute the sale of substantially all of the property of the Corporation, registered shareholders have a right to dissent with respect to the Transaction Resolution and, if the Transaction Resolution becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 185 of the OBCA. A registered shareholder may only exercise the right to dissent under Section 185 of the OBCA in respect of Common Shares which are registered in that shareholder’s name. Failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 185 of the OBCA.

A dissenting Shareholder must submit to the Corporation a written objection to the Transaction Resolution at or before the Meeting, which dissent notice if delivered before the Meeting must be received by the Corporation, at katie@akandacorp.com and must otherwise strictly comply with the dissent procedures prescribed by the OBCA. A registered shareholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 185 of the OBCA is set forth in Schedule C to the Information Circular. Persons who are beneficial owners of Common Shares registered in the name of a broker, securities dealer, bank, trust company or other similar intermediary who wish to dissent should be aware that only the registered shareholders are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Transaction Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered shareholders of such Common Shares to dissent on behalf of the beneficial holder.

In the event that the Corporation determines, prior to the date of the Meeting, that the sale of RPK pursuant to the Share Purchase Agreement does not constitute the sale of substantially all of the property of the Corporation pursuant to section 184(3) of the OBCA, no Shareholder shall have the right to dissent with respect to the Transaction Resolution. Shareholders who deliver a notice to dissent with respect to the Transaction Resolution shall be notified in writing no less than 48 hours prior to the Meeting, and the Shareholder shall no longer have the right to dissent to the Transaction Resolution and shall be then entitled to vote their shares at the Meeting.

- iii -

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 12th, day of March 2024.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”

Interim Chief Executive Officer and Director

- iv -

AKANDA CORP.

(“Akanda” or the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated March 12, 2024 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held at the offices of Gowling WLG (Canada) LLP, Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Friday, March 22, 2024, at 9:00 a.m. (Vancouver time) for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”).

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non- registered Shareholder may complete the proxy and return it directly to the Corporation’s registrar and transfer agent, Endeavor Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The persons named in the enclosed Proxy are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSON[S] DESIGNATED IN THE PROXY either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Endeavor Trust Corporation by: (i) mail or hand delivery to Endeavor Trust Corporation at 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4; (ii) by fax at 604 559-8908; or (iii) electronically pursuant to the unique control number and password provided on the form of proxy. All instructions are listed on the enclosed Proxy. Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Vancouver time) on March 20, 2024 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment to the Meeting.

Revocation of Proxy

A Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o Endeavor Trust Corporation, 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4;

(b)	by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof, or

(c)	in any other manner permitted by law.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF GREENGROWTH CPAS, AS THE AUDITORS OF THE CORPORATION AND FOR THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD TO FIX THE AUDITORS’ REMUNERATION AND TERMS OF ENGAGEMENT, FOR THE CONSOLIDATION RESOLUTION, FOR THE EQUITY INCENTIVE PLAN RESOLUTION, AND FOR THE TRANSACTION RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting.

The close of business on January 23, 2024 will act as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to receive notice and vote at the Meeting or any adjournment(s) thereof, in person or by proxy. For greater certainty, those observing the Meeting simulcast on the Zoom platform and not otherwise present in person or represented by proxy will not be entitled to vote at the Meeting.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Endeavor Trust Corporation at 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 and at the Meeting. The list of Shareholders will be prepared not later than ten days after the Record Date. If a person has acquired ownership of shares since that date, he, she or it may establish such ownership and demand, not later than ten days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2022, together with the auditors’ report thereon and the related management’s discussion and analysis (the “MD&A”), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

Election of Directors

The articles of the Corporation require a minimum of one and a maximum of ten directors of the Corporation. There are currently four directors of the Corporation. At the Meeting, it is proposed that all four directors currently serving on the board of directors (the “Board”) are to be re-elected. The present term of office of each current director of the Corporation will expire at the Meeting.

At the Meeting, management proposes to nominate the following persons for election to the Board: Harvinder Singh, David Jenkins, Jatinder Dhaliwal and Katharyn Field each to serve as a director of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Corporation or the Business Corporations Act (Ontario) (the “Act”). The persons named in the accompanying form of Proxy intend to vote for the election of such persons at the Meeting, unless otherwise directed. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The biographies of the proposed nominees for directors are set out below.

Katharyn Field | Ms. Field has served as a director of Akanda since June 2022. Ms. Field is currently the interim Chief Executive Officer of Akanda, Chief Executive Officer of Halo Collective, Inc. (“Halo”) and chairman for Aerwins Technologies Inc. From April 2019 through February 2020, Ms. Field served as Chief Strategy Officer at Halo and from February 2020 until July 2022 Ms. Field served as President at Halo. Ms. Field’s resume includes positions at notable companies and institutions such as The White House, The Brookings Institution, and Bain & Company. In 2014, Ms. Field entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed in 2018 as Executive Vice President of Corporate Development. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

Harvinder Singh | Mr. Singh has served as a director of Akanda since June 2022. Mr. Singh studied at Birmingham City University where he received a Bachelor of Arts with Honors in Product Design. Mr Singh’s career has spanned over 30 years where he has worked as a CEO, COO and as product director for companies such as Ergolab, Lighting Manufacturing, Transact Network, Heathrow Medical Services among many others. Mr. Singh is regarded highly as a branding expert with a focus on European and far-East markets and has shown on numerous occasions the ability to increase the penetration of products into markets by honing and improving them for individual markets and users. Mr Singh has managed successful wholesale businesses and further applied these skills to create highly successful e-commerce and wholesale importer businesses working with oversea vendors to produce significant revenues in sales as well as transactions.

David Jenkins | Mr. Jenkins has served as a director of Akanda and as a member of our Audit Committee and our Compensation Committee since February 2023. Mr. Jenkins is currently a director at Binovi Technologies Corp., a position that he has held since December 2021; a director at Kiaro Holdings Corp. (TSXV: KO), a position that he has held since August 2022; a director at Levitee Labs., a position that he has held since January 2022; a director at Pontus Protein Ltd. (TSXV: HULK), a position that he has held since March 2022; a director at Boundary Gold & Copper Mining Ltd., a position that he has held since July 2020; a director at Montego Resources Inc., a position that he has held since January 2020; and a director at Quantum Battery Metals Corp., a position that he has held since January 2020.

Jatinder Dhaliwal | Mr. Dhaliwal has served as a director of Akanda since June 2022. Mr. Dhaliwal is a registered pharmacist, and has significant capital markets experience. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria. Mr. Dhaliwal has served as CEO and director of multiple publicly traded cannabis companies and has served as a director of a licensed producer and extractor. Mr. Dhaliwal has extensive knowledge in agricultural, medical and pharmaceutical operations. Mr. Dhaliwal is well versed in the cannabis market from seed to sale from cultivating, extracting, manufacturing, and distributing and quality control of cannabis flower, oils, and concentrates. Mr. Dhaliwal is a certified medical cannabis practitioner and has overseen operations of numerous retail and commercial operations and implemented various health protocols and technology advances into health and wellness chains.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named above will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Appointment of Auditors

Shareholders will be requested to appoint GreenGrowth CPAs, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the audit committee of the Corporation to fix the auditors’ remuneration and the terms of their engagement.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the resolution appointing GreenGrowth CPAs as auditors of the Corporation for the ensuing year and to authorize the audit committee to fix GreenGrowth CPAs’ remuneration.

Approval of Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Corporation to file one or more articles of amendment (collectively, the “Articles of Amendment”) to amend the Corporation’s articles in order to effect one or more consolidations (or reverse splits) of the Corporation’s issued Common Shares into a lesser number of issued Common Shares (each, a “consolidation” and, collectively, the “Share Consolidation”). The Share Consolidation Resolution will authorize the Board to:

●	select one or more Share Consolidation ratios of between 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share and 100 pre-consolidation Common Shares for one (1) post- consolidation Common Share, provided that, (A) the cumulative effect of the Share Consolidation shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of Shareholders; and

●	file the Articles of Amendment to give effect to the Share Consolidation at the selected consolidation ratio(s).

Background to and Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to provide the Board with the flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation. Some of the potential benefits of the Share Consolidation include:

●	Maintaining U.S. Listing. The higher anticipated price of the post-consolidation Common Shares may be required to assist the Corporation in meeting the minimum share price requirements to maintain such a listing.

●	Increased Investor Interest. The current share structure of the Corporation may make it more difficult for the Corporation to attract additional equity financing that may be required or desirable to maintain the Corporation or to further develop its products. The Share Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

●	Reduced Volatility. The higher anticipated price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Corporation.

The Corporation believes that providing the Board with the authority to select within a range of Share Consolidation ratios and to effect the Share Consolidation in one or more consolidations provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Corporation and the Shareholders.

The Share Consolidation is subject to certain conditions, including the approval of the Shareholders and acceptance by The Nasdaq Capital Market (“Nasdaq”). If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board through one or more consolidations, subject to the Act. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Corporation will file articles of amendment with the director under the Act to amend the Corporation’s articles. A particular consolidation will become effective on the date shown in the certificate of amendment issued by the director under the Act in connection with such consolidation or such other date indicated in the articles of amendment.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file the Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of a ratio to be selected by the board of directors of the Corporation (the “Board”), in its sole discretion, within a range between 10 pre-consolidation common shares of the Corporation for one (1) post-consolidation common share of the Corporation and 100 pre-consolidation common shares of the Corporation for one (1) post-consolidation common share of the Corporation (the “Share Consolidation”), with such Share Consolidation to be effected through one or more consolidations, in the sole discretion of the Board, provided, (A) that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation common shares of the Corporation for one (1) post-Share Consolidation common share of the Corporation, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the date of this resolution and the next annual meeting of shareholders of the Corporation, with such amendment(s) to become effective at a date or dates in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the management information circular of the Corporation dated March 12, 2024 (the “Circular”), and subject to all necessary stock exchange approvals;

2.	the amendment(s) to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional common share will be issued but the number of common shares to be received by a Shareholder shall be rounded down to the nearest whole common share in the event that such Shareholder would otherwise be entitled to a receive fractional common share;

3.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

To be effective, the Share Consolidation Resolution must be approved by special resolution, being the affirmative vote of at least two-thirds (66 2/3%) of the votes cast with respect to the Share Consolidation Resolution by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Share Consolidation Resolution.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on the Record Date, there were 5,628,295 Common Shares issued and outstanding. For illustrative purposes only, the following table sets forth, based on the number of Common Shares expected to be issued and outstanding as of the Record Date, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after the Record Date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
10 pre-consolidation Common Shares for one (1) post-consolidation Common Share	562,829
50 pre-consolidation Common Shares for one (1) post-consolidation Common Share	112,565
100 pre-consolidation Common Shares for one (1) post-consolidation Common Share	56,282

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Share Consolidation may be completed via one or more consolidations, through the filing of Articles of Amendment, provided that that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share. For example, if the Board elected to effect the Share Consolidation via two separate consolidations and the first consolidation was completed on the basis of 10 pre-consolidation Common Shares for one (1) post- consolidation Common Share, the maximum consolidation ratio the Board would be authorized to select for the second consolidation would be 10 pre-consolidation Common Shares per one (1) post-consolidation Common Share.

The Share Consolidation will not affect the listing of the Common Shares on the Nasdaq. Following the Share Consolidation, it is expected that the Common Shares will continue to be listed on the Nasdaq under the symbol “AKAN”. Following each consolidation the Common Shares will be assigned new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of any consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of such consolidation. The number of registered Shareholders is not expected to be affected by any consolidation (except to the extent resulting from the elimination of post-consolidation fractional shares). For example, if the selected consolidation ratio for a particular consolidation is 20 pre-consolidation Common Shares per one (1) post- consolidation Common Share a Shareholder that holds fewer than 20 pre-consolidation Common Shares may cease to hold any Common Shares following such consolidation.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as any consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e., Non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing a consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation’s outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of any consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented through one or more consolidations, in connection with each consolidation, those registered Shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre- consolidation Common Shares for share certificates representing post-consolidation Common Shares following each consolidation or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-consolidation Common Shares they hold following each consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented through one or more consolidations, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal in connection with each consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the applicable consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the applicable consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the applicable consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the applicable consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with any consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of a consolidation, such fraction will be rounded down to the nearest whole number. In calculating such fractional interest, all post-Consolidation Common Shares held by a beneficial holder(s) shall be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to any proposed consolidation.

Accounting Consequences

If the Share Consolidation is implemented through one or more consolidations, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such consolidations.

Nasdaq Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the Nasdaq, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the Nasdaq’s applicable continuous listing requirements. If the Nasdaq does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of any consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of any consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of any consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of any consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented through one or more consolidations and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if any such consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after any consolidation is implemented could adversely affect the liquidity of the Common Shares.

Any consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

Approval of the 2024 Equity Incentive Plan

The 2024 Equity Incentive Plan of the Corporation was adopted by the Board on February 26, 2024 (the “2024 Equity Incentive Plan”). The 2024 Equity Incentive Plan provides that the aggregate number of Common Shares reserved for issuance pursuant to incentive stock options, non-incentive stock options, restricted share unit awards and any other awards (collectively, “Awards”) granted under such plan, including any Awards granted under previous equity incentive plans outstanding as of the date of the 2024 Equity Incentive Plan, shall not exceed 30% of the issued and outstanding Common Shares from time to time. Shareholders will be asked at the Meeting to consider and, if deemed advisable, confirm and approve the 2024 Equity Incentive Plan.

See “Description of the 2024 Equity Incentive Plan” for further details concerning the 2024 Equity Incentive Plan. The information related to the 2024 Equity Incentive Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the 2024 Equity Incentive Plan which is attached as Schedule A to this Information Circular.

At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution (the “Equity Incentive Plan Resolution”) confirming and approving the 2024 Equity Incentive Plan. The text of the 2024 Equity Incentive Plan Resolution is as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the 2024 Equity Incentive Plan of the Corporation, attached as Schedule A to the management information circular of the Corporation dated March 12, 2024, (the “Equity Incentive Plan”) is hereby confirmed and approved;

2.	that number of common shares in the capital of the Corporation that are issuable pursuant to the 2024 Equity Incentive Plan are hereby allotted, set aside and reserved for issuance pursuant thereto;

3.	all previous grants of Awards under the 2024 Equity Incentive Plan are hereby confirmed, ratified and approved; and

4.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of The Nasdaq Capital Market, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

To be effective, the 2024 Equity Incentive Plan Resolution must be approved by the affirmative vote of not less than a simple majority of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the 2024 Equity Incentive Plan Resolution.

Description of the 2024 Equity Incentive Plan

The material features of the 2024 Equity Incentive Plan are described below. The following description of the 2024 Equity Incentive Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2024 Equity Incentive Plan. Shareholders are urged to read the actual text of the 2024 Equity Incentive Plan in its entirety, which is appended as Schedule A to this Information Circular.

General. The 2024 Equity Incentive Plan provides for the grant of incentive stock options to the Corporation’s employees and for the grant of non-incentive stock options, restricted share unit awards, and other forms of awards to the Corporation’s employees, directors and consultants.

Authorized Shares. The maximum number of shares that may be issued under the 2024 Equity Incentive Plan, including shares underlying any Awards granted under previous equity incentive plans outstanding as of the date of the 2024 Equity Incentive Plan, is 30% of the Corporation’s total issued and outstanding Common Shares from time to time. The 2024 Equity Incentive Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the plan and the number of Awards available to grant increases as the number of issued and outstanding shares increases. To the extent any Awards under the 2024 Equity Incentive Plan are exercised, terminate or are cancelled for any reason prior to exercise in full, any shares subject to such Awards shall be added back to the number of shares reserved for issuance under the 2024 Equity Incentive Plan and will again become available for issuance pursuant to the exercise of Awards granted under the 2024 Equity Incentive Plan. Additionally, shares issued pursuant to Awards under the 2024 Equity Incentive Plan that are repurchased or that are forfeited, as well as shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award, become available for future grant under the 2024 Equity Incentive Plan.

Plan Administration. The Board, or a duly authorized committee of the Board, administers the 2024 Equity Incentive Plan. The Board may also delegate to one or more officers of the Corporation the authority to: (1) designate employees (other than officers) to receive specified Awards; and (2) determine the number of shares subject to such Awards. Under the 2024 Equity Incentive Plan, the Board has the authority to determine the terms of Awards, including recipients, the exercise, purchase or strike price of Awards, if any, the number of shares subject to each Award, the fair market value of a share, the vesting schedule applicable to the Awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the Award and the terms of the Award agreements.

Stock Options. Incentive stock options and non-incentive stock options are granted pursuant to stock option agreements adopted by the Board. The Board determines the exercise price for stock options, within the terms and conditions of the 2024 Equity Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share on the date of grant. Options granted under the 2024 Equity Incentive Plan vest at the rate specified in the stock option agreement as determined by the Board.

Restricted Share Unit Awards. Restricted share unit Awards are granted pursuant to restricted share unit Award agreements adopted by the Board. Restricted share unit Awards may be granted in consideration for any form of legal consideration that may be acceptable to the Board, or a duly authorized committee of the Board, and permissible under applicable law. A restricted share unit Award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the Board or in any other form of consideration set forth in the restricted share unit Award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit Award. Except as otherwise provided in the applicable Award agreement, restricted share units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Other Awards. The Board may grant other awards based in whole or in part by reference to the shares. The Board will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split or recapitalization, appropriate adjustments will be made to: (1) the class and maximum number of shares reserved for issuance under the 2024 Equity Incentive Plan; and (2) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding Awards.

Transactions. The 2024 Equity Incentive Plan provides that in the event of certain specified significant transactions, including: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) the consummation of a merger or consolidation where we do not survive the transaction; and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an Award agreement or other written agreement between us and the Award holder, the Board may take one or more of the following actions with respect to such Awards: (A) arrange for the assumption, continuation or substitution of an Award by a successor corporation; (B) arrange for the assignment of any reacquisition or repurchase rights held by the Corporation to a successor corporation; (C) accelerate the vesting, in whole or in part, of the Award and provide for its termination prior to the transaction; (D) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation; (E) cancel or arrange for the cancellation of the Award prior to the transaction in exchange for a cash payment, if any, determined by the Board; or (F) make a payment, in the form determined by The Board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the Awards prior to the transaction over any exercise price payable by the participant in connection with the exercise.

Transferability. A participant may not transfer Awards under the 2024 Equity Incentive Plan other than by will, the laws of descent and distribution or as otherwise provided in the applicable Award agreement or other agreement between the participant and the Corporation or as otherwise expressly consented to by the Board.

Plan Amendment or Termination. The Board has the authority to amend, suspend or terminate the 2024 Equity Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of the Shareholders, if required by applicable law or listing requirements. No incentive stock options may be granted after the tenth anniversary of the date the Board adopted the 2024 Equity Incentive Plan. No Awards may be granted under the 2024 Equity Incentive Plan while it is suspended or after it is terminated.

Approval of the Transaction Resolution

At the Meeting, Shareholders will be asked to approve, with or without variation, a special resolution (the “Transaction Resolution”) authorizing the sale of what may represent substantially all of the Corporation’s property, being all of the issued and outstanding shares ( the “ Purchased Shares”) of RPK Biopharma, Unipessoal, LDA (“RPK”), a wholly-owned indirect subsidiary of the Corporation, held directly through Holigen Holdings Limited (the “Seller”), a wholly owned indirect subsidiary of the Corporation, to Somai Pharmaceuticals Unipessoal, Lda. (the “Purchaser”). The text of the Transaction Resolution is as follows:

“BE IT RESOLVED, as special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the sale of all of the issued and outstanding shares of RPK Biopharma, Unipessoal, LDA (“RPK”) (the “Transaction”) as more fully described in the management information circular of the Corporation dated March 12, 2024 (the “Circular”) and attached as Schedule “B” to the Circular, as may be amended, modified or supplemented, be and is hereby confirmed, ratified, authorized and approved in all respects.

2.	the entering into, execution and delivery of the share purchase agreement between the Corporation, Holigen Holdings Limited, Cannahealth Limited, RPK, and Somai Pharmaceuticals Ltd., dated February 28, 2024 (the “Share Purchase Agreement”), and the performance of all obligations thereunder, be and is hereby authorized and approved;

3.	the Corporation be and is hereby authorized to take all such further actions and to execute and deliver all such further instruments or documents relating to, contemplated by or necessary or desirable in connection with the Transaction and the Share Purchase Agreement;

4.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the board of directors of the Corporation is hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Corporation to: (i) amend the Share Purchase Agreement to the extent permitted by the Share Purchase Agreement; and (ii) revoke this special resolution in whole or in part at any time prior to its being given effect, if it determines that the Transaction is no longer in this best interest of the Corporation.

5.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board has determined that passing the Transaction Resolution is in the best interests of the Corporation and its Shareholders and recommends that Shareholders vote FOR the Transaction Resolution.

To be effective, the Transaction Resolution must be approved by special resolution, being the affirmative vote of at least two-thirds (66 2/3%) of the votes cast with respect to the Transaction Resolution by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Transaction Resolution.

Transaction Overview

The Corporation has agreed to sell, through the Seller, the Purchased Shares to the Purchaser for an aggregate purchase price of USD$2,000,000, payable in cash (the “Transaction”), subject to certain terms set out in the share purchase agreement entered into between the Corporation, the Seller, the Purchaser and Cannahealth Limited dated as of February 28, 2024 (the “Share Purchase Agreement”). The Transaction shall be effected by the sale, transfer and assignment by the Corporation to the Purchaser all of the Purchased Shares.

The Transaction is a material transaction for the Corporation and may represent a sale of substantially all of the property of the Corporation for the purposes of Section 184(3) of the Business Corporations Act (Ontario) (“OBCA”). To ensure that the Shareholders are able to consider and vote on the Transaction, the Corporation is seeking the special approval of the Shareholders for the Transaction, even though the Transaction may not actually constitute a sale of substantially all of the property of the Corporation.

Background to the Transaction

In the course of evaluating the business of the Corporation and RPK, the Board consulted with management advisors and considered a number of factors that provided a compelling business reason for the sale of RPK. Such reasons included, among others, the state of the capital markets, being such that raising capital to further develop RPK was uneconomic, and as such, the Board has decided to sell RPK and use the proceeds to de-risk its portfolio and shed liabilities, which provides the best opportunity to increase shareholder value going forward.

The Transaction and the provisions of the Share Purchase Agreement are the result of arm’s length negotiations conducted between the Corporation and the Purchaser.

In addition to obtaining shareholder approval, the closing of the Transaction may be subject to the satisfaction of all regulatory requirements and the fulfillment of certain other conditions. There can be no assurance that such conditions will be met.

The Corporation currently operates as a holding company, indirectly holding all of the issued and outstanding shares of RPK. RPK is a significant operating business of the Corporation and engages mostly in the business of medical cannabis cultivation, distribution and sales in Portugal and other countries within the European countries. The other operating segment of the Corporation is Canmart Ltd. In September 2023, Akanda acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and license.

The Share Purchase Agreement

To effect the completion of the Transaction, the Corporation, the Seller, Cannahealth Limited and the Purchaser entered into the Share Purchase Agreement. Please refer to the Share Purchase Agreement, a copy of which is attached to this Information Circular as Schedule “B” for the full particulars of the terms of the Transaction.

The following is a summary of certain key provisions of the Share Purchase Agreement. The summary is not complete and does not intend to replace a fulsome review of the Share Purchase Agreement and is subject, and qualified by reference, to the provisions of the Share Purchase Agreement as attached to this Information Circular as Schedule “B”. The Share Purchase Agreement contains terms and conditions as well as customary covenants, representations and warranties for a transaction of a similar nature as the Transaction.

Purchase Price

The aggregate consideration to be paid by the Purchaser to the Corporation for the Purchased Shares will be USD$2,000,000, payable on the closing of the Transaction (the “Purchase Price”). USD$500,000 of the Purchase Price has already been paid by the Purchaser as a refundable deposit, which is being held in trust and will be applied to the Purchase Price upon the completion of the Transaction.

Assumption of Debt and Liabilities

Pursuant to the terms and conditions of the Definitive Agreement, the Purchaser has agreed to assume up to €4,000,000 of RPK’s total indebtedness and liabilities, which shall consist of approximately €3,000,000 of bank debt owed by RPK to Caixa Agricola and €1,000,000 of current liabilities, including off-balance sheet liabilities (the “Assumed Debt”).

All other intercompany loans, shareholder loans and interest shall be extinguished prior to the completion of the Transaction.

Conditions Precedent

Closing of the Transaction is subject to customary conditions for a transaction of this nature. The conditions precedent to the closing of the Transaction include, but are not limited to: (i) all requisite approvals, consents and actions for the Transaction have been taken and/or obtained by the Purchaser, RPK and the Corporation, as applicable; (ii) no provisions of any applicable laws will prohibit or otherwise challenge the legality or validity of the Transaction; (iii) the Purchased Shares will be free and clear of all encumbrances; (iv) there will have been no material adverse change to the business of the Corporation since the date of the last audited financial statements of the Corporation; (v) all intercompany loans, shareholder loans and interest (other than the Assumed Debt) shall have been extinguished on or prior to the completion of the Transaction; (vi) the Corporation shall have provided an attestation that there are no current claims, liens, or other liabilities against RPK or its assets and that the Corporation will indemnify the Purchaser against any such claims; (vii) the Corporation shall have provided an attestation that the Assumed Debt shall not exceed €4,000,000; and (viii) the Corporation shall have received requisite approval of the Transaction at the Meeting and by its board of directors.

Termination

Prior to the completion of the Transaction, the Share Purchase Agreement may be terminated by:

1.	the mutual written consent of the parties to the Share Purchase Agreement;

2.	the Purchaser in the event of a material breach of any representation, warranty, covenant or agreement of the Seller contained in the Share Purchase Agreement, and the failure of the Seller to cure such breach within ten (10) business days after receipt of written notice from the Purchaser requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Purchaser;

3.	the Seller in the event of a material breach of any representation, warranty, covenant or agreement of the Purchaser contained in the Share Purchase Agreement, and the failure of the Purchaser to cure such breach within ten (10) business days after receipt of written notice from the Seller requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Seller.

4.	any party to the Share Purchase Agreement if any governmental authority will have issued a final and non-appealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the completion of the Transaction or any governmental authority has refused to provide a consent or approval set forth, or required by the terms of the Share Purchase Agreement; or

5.	by any party to the Share Purchase Agreement if the closing of the Transaction does occur on or before March 22, 2024 (or such later date as may be agreed to in writing by the Purchaser and the Seller); provided, however, that this right to terminate the Share Purchase Agreement will not be available to any party whose failure to fulfill any obligation under, or breach of any provision of, the Share Purchase Agreement will have been the cause of, or will have resulted in, the failure of the closing of the Transaction to occur on or before the applicable date.

Reasons for the Transaction and Recommendation of the Board

The Board and management of the Corporation have periodically reviewed a range of strategic alternatives for creating shareholder value, including potential transactions. The Board reviewed and considered a number of factors relating to the Transaction with the benefit of input and advice from the Corporation’s senior management team.

In making its determinations and recommendations, the Board also observed that a number of procedural safeguards were in place and are in place to permit the Board to represent the interests of the Corporation, the shareholders and the other stakeholders of the Corporation. Accordingly, the Board also considered the following:

1.	Shareholder Approval: The Transaction Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast on the Transaction Resolution at the Meeting by shareholders, present in person or represented by proxy and entitled to vote at the Meeting.

2.	Dissent Rights: The provisions of the OBCA provide that any registered shareholder who is opposed to the Transaction may, upon compliance with certain conditions, exercise Dissent Right (as defined herein) and, if ultimately successful, receive the fair value of the their shares held pursuant to the terms of the OBCA.

The Board also considered a variety of risks and other potentially negative factors relating to the Transaction. The Board believes that, overall, the anticipated benefits of the Transaction to the Corporation outweigh such risks and negative factors.

The foregoing information and factors considered by the Board is not intended to be exhaustive, but includes the material information and factors considered by the Board in its consideration of the Transaction. In light of the variety of factors and the amount of information considered in connection with the Board’s evaluation of the Transaction, the Board did not find it practicable to and did not quantify or otherwise attempt to assign any relevant weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board may have assigned different weights to different factors in reaching their own conclusions as to the fairness of the Transaction.

Effect of the Transaction

The Transaction is part of the Corporation’s larger strategy to increase available free cash, eliminate debt and pivot the Corporation’s focus away from RPK and towards more attractive markets and/or lines of business. The expected cash proceeds from the Transaction will allow the Corporation to continue operating and growing its business and to investigate and pursue strategic opportunities that will increase shareholder value overall.

RPK is the primary operating business of the Corporation and following the completion of the Transaction, the Corporation will not have a source of material revenue from its operations.

Authority of the Board

By passing the Transaction Resolution, the shareholders will also be giving authority to the Board to use its judgement to proceed with the Transaction or to abandon the Transaction (subject to the terms of the Share Purchase Agreement) without any requirement to seek or obtain any further approval of the shareholders.

The Transaction Resolution also provides that the terms of the Share Purchase Agreement may be amended by the Board before or after the Meeting without further notice to the shareholders. Although the Board has no current intention to amend the terms of the Share Purchase Agreement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

Right of Dissenting Shareholders

The following description of the dissent rights of Shareholders (“Dissent Rights”) is not a comprehensive statement of the procedure to be followed by a Shareholder who dissents (“Dissenting Shareholder”) who seeks payment of the fair value of such holder’s Common Shares and is qualified in its entirety by the reference to the text of section 185 of the OBCA, which is attached to this Information Circular as Schedule “C”. A Dissenting Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of the OBCA. Failure to adhere to the procedures established therein will result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who might desire to exercise their Dissent Right should consult his or her legal advisor.

Registered shareholders have a right to dissent with respect to the Transaction Resolution and, if the Transaction Resolution becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 185 of the OBCA. A registered Shareholder may only exercise the right to dissent under Section 185 of the OBCA in respect of Common Shares which are registered in that shareholder’s name. Failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 185 of the OBCA.

A Dissenting Shareholder must submit to the Corporation a written objection to the Transaction Resolution at or before the Meeting, which dissent notice if delivered before the Meeting must be received by the Corporation, at katie@akandacorp.com, and must otherwise strictly comply with the procedure prescribed by the OBCA.

A vote against the Transaction Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Transaction Resolution is approved by the Shareholders, the Corporation must send to each Dissenting Shareholder a notice that the Transaction Resolution has been adopted. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Transaction Resolution), to send to the Corporation a written notice containing the Dissenting Shareholder’s name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to the Corporation or its transfer agent the appropriate share certificate or certificates representing the Common Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights.

A Dissenting Shareholder who fails to send to Corporation within the required periods of time the required notices or the certificates representing the Common Shares in respect of which the Dissenting Shareholder has dissented may forfeit their Dissent Rights. If the matters provided for in the Transaction Resolution become effective, then a notice will be required to be sent, not later than the seventh day after the later of: (i) the effective date of the Transaction; and (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, containing a written offer to pay for the Common Shares of such Dissenting Shareholder in such amount as the directors consider the fair value thereof accompanied by a statement showing how the fair value was determined, subject to certain exceptions. Payment for the Common Shares of a Dissenting Shareholder must be made within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if an acceptance thereof is not received within 30 days after such offer has been made. If such offer is not made or accepted within 50 days after the effective date, the Corporation may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of the Corporation to apply to the court. If the Corporation fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2022 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.

SCHEDULE A

EQUITY INCENTIVE PLAN

See attached.

AKANDA CORP.

2024 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: FEBRUARY 26, 2024

1.	GENERAL.

(a)	Eligible Award Recipients. Employees, Officers, Directors and Consultants are eligible to receive Awards.

(b)	Available Awards. The Plan provides for the grant of the following types of Awards: (i) Stock Options, and (ii) Restricted Share Unit Awards.

(c)	Purpose. The Plan, through the grant of Awards, is intended to help the Corporation secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Corporation and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Shares.

2.	ADMINISTRATION.

(a)	Administration by the Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)	Powers of the Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)	To determine (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Shares under the Award; (E) the number of Common Shares subject to, or the cash value of, an Award.

(ii)	To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii)	To settle all controversies regarding the Plan and Awards granted under it.

(iv)	To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or the time at which cash or Common Shares may be issued in settlement thereof).

(v)	To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not impair a Participant’s rights under the Participant’s then-outstanding Award without the Participant’s written consent except as provided in subsection (viii) below.

Schedule A-1

(vi)	To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Corporation will seek shareholder approval of any amendment of the Plan that (A) materially increases the number of Common Shares available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which Common Shares may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan or an Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Award without the Participant’s written consent.

(vii)	To submit any amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding Incentive Stock Options.

(viii)	To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that a Participant’s rights under any Award will not be impaired by any such amendment unless (A) the Corporation requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix)	Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Corporation and that are not in conflict with the provisions of the Plan or Awards.

Schedule A-2

(x)	To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Officers, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi)	To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Award; (B) the cancellation of any outstanding Award and the grant in substitution therefor of a new (1) Option, (2) Restricted Share Unit Award, and/or (3) Other Award, determined by the Board, in its sole discretion, with any such substituted award covering the same or a different number of Common Shares as the cancelled Award and granted under the Plan or another equity or compensatory plan of the Corporation; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c)	Delegation to Committee.

(i)	General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or re-vest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, re-vest in the Board some or all of the powers previously delegated.

(d)	Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options (and, to the extent permitted by applicable law, other Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of Common Shares to be subject to such Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of Common Shares that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Market Value pursuant to Section 14(w)(i)B below.

(e)	Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

Schedule A-3

3.	SHARES SUBJECT TO THE PLAN.

(a)	Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments and any subsequent amendment to this Plan, the aggregate number of shares reserved for issuance pursuant to Awards granted under this Plan, including any Awards granted under previous equity incentive plans outstanding as of the date of this Plan, shall not exceed 30% of the Corporation’s total issued and outstanding Common Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Common Share increases.

(b)	To the extent any Awards (or portion(s) thereof) under this Plan are exercised, terminate or are cancelled for any reason prior to exercise in full, any shares subject to such Awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

(d)	For clarity, the reservation of shares under Section 3(a) is a limitation on the number of Common Shares that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of any Other Award not involving, whether by election or otherwise, the issuance of Common Shares to the Participant.

(e)	Reversion of Shares to the Share Reserve. If an Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Common Shares that may be available for issuance under the Plan. If any Common Shares issued pursuant to an Award are forfeited back to or repurchased by the Corporation because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Corporation in satisfaction of tax withholding obligations on an Award or as consideration for the exercise or purchase price of an Award will again become available for issuance under the Plan.

(f)	Source of Shares. The shares issuable under the Plan will be shares of authorized but unissued Common Shares from treasury.

4.	ELIGIBILITY.

(a)	Eligibility for Specific Awards. Incentive Stock Options may be granted only to applicable employees of the Corporation or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Awards other than Incentive Stock Options may be granted to Employees, Officers, Directors and Consultants.

Schedule A-4

(b)	Ten Percent Shareholders. A Ten Percent Shareholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5.	PROVISIONS RELATING TO OPTIONS.

Each Option will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Non-Incentive Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Common Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Non-Incentive Stock Option. The provisions of separate Options need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a)	Term. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, no Option will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Agreement.

(b)	Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, the exercise or strike price of each Option will be not less than 100% of the Market Value of the Common Shares subject to the Option on the date the Award is granted. Notwithstanding the foregoing, an Option may be granted with an exercise or strike price lower than 100% of the Market Value of the Common Shares subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option pursuant to a Corporate Transaction; provided that such grant is permitted under applicable Securities Laws and Stock Exchange Rules and, to the extent relevant to the Participant, is made in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(c)	Purchase Price for Options. The purchase price of Common Shares acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Corporation to use a particular method of payment. The permitted methods of payment are as follows:

(i)	by cash, certified cheque, bank draft or money order payable to the Corporation;

(ii)	if an Option is a Non-Incentive Stock Option, by a “net exercise” arrangement pursuant to which the Corporation will reduce the number of Common Shares issuable upon exercise by the largest whole number of shares with a Market Value that does not exceed the aggregate exercise price; provided, however, that the Corporation will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Common Shares will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(iii)	in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

Schedule A-5

(d)	Transferability of Options. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation or as otherwise expressly consented to by the Board, Options shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred other than by will or the laws of descent and distribution.

(e)	Vesting Generally. The total number of Common Shares subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of Common Shares as to which an Option may be exercised.

(f)	Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date ninety (90) days following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the applicable Award Agreement, which period will not be less than 30 days if necessary to comply with applicable laws unless such termination is for Cause) and (ii) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option within the applicable time frame, the Option will terminate.

(g)	Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option (to the extent that the Participant was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement, which period will not be less than six months if necessary to comply with applicable laws unless such termination is for Cause), and (ii) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option within the applicable time frame, the Option will terminate.

Schedule A-6

(h)	Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Option may be exercised (to the extent the Participant was entitled to exercise such Option as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Participant’s death, but only within the period ending on the earlier of (i) the date 12 months following the date of death (or such longer or shorter period specified in the Award Agreement, which period will not be less than six months if necessary to comply with applicable laws unless such termination is for Cause), and (ii) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Participant’s death, the Option is not exercised within the applicable time frame, the Option (as applicable) will terminate.

(i)	Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Corporation or any Affiliate and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option will terminate immediately upon such Participant’s termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option from and after the date of such termination of Continuous Service.

(j)	Non-Exempt Employees. If an Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any Common Shares until at least six months following the date of grant of the Option (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option is not assumed, continued, or substituted, (iii) upon a Change of Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Corporation, or, if no such definition, in accordance with the Corporation’s then current employment policies and guidelines), the vested portion of any Options may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

(k)	Right of Repurchase. Subject to the “Repurchase Limitation” and any applicable Securities Laws and Stock Exchange Rules, the Option may include a provision whereby the Corporation may elect to repurchase all or any part of the vested Common Shares acquired by the Participant pursuant to the exercise of the Option.

(l)	Right of First Refusal. Subject to any applicable Securities Laws and Stock Exchange Rules, the Option may include a provision whereby the Corporation may elect to exercise a right of first refusal following receipt of notice from the Participant of the intent to transfer all or any part of the Common Shares received upon the exercise of the Option. Such right of first refusal will be subject to the “Repurchase Limitation”. Except as expressly provided in this Section or in the Award Agreement, such right of first refusal will otherwise comply with any applicable provisions of the bylaws of the Corporation.

Schedule A-7

6.	PROVISIONS OF AWARDS OTHER THAN OPTIONS.

(a)	Restricted Share Unit Awards. Each Restricted Share Unit Award Agreement will be in such form and will contain such terms and conditions as the will Board deem appropriate. The terms and conditions of Restricted Share Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Share Unit Award Agreements need not be identical. Each Restricted Share Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Restricted Share Unit Award Agreement or otherwise) the substance of each of the following provisions:

(i)	Consideration. At the time of grant of a Restricted Share Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each Common Share subject to the Restricted Share Unit Award. The consideration to be paid (if any) by the Participant for each Common Share subject to a Restricted Share Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii)	Vesting. At the time of the grant of a Restricted Share Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Share Unit Award as it, in its sole discretion, deems appropriate.

(iii)	Payment. A Restricted Share Unit Award may be settled by the delivery of Common Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Share Unit Award Agreement.

(iv)	Additional Restrictions. At the time of the grant of a Restricted Share Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the Common Shares (or their cash equivalent) subject to a Restricted Share Unit Award to a time after the vesting of such Restricted Share Unit Award.

(v)	Dividend Equivalents. Dividend equivalents may be credited in respect of Common Shares covered by a Restricted Share Unit Award, as determined by the Board and contained in the Restricted Share Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional Common Shares covered by the Restricted Share Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Share Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Share Unit Award Agreement to which they relate.

(vi)	Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Share Unit Award Agreement, such portion of the Restricted Share Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

Schedule A-8

(vii)	Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Share Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Share Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Share Unit Award Agreement evidencing such Restricted Share Unit Award. For example, such restrictions may include, without limitation, a requirement that any Common Share that is to be issued in a year following the year in which the Restricted Share Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(b)	Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of Common Shares (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

7.	COVENANTS OF THE CORPORATION.

(a)	Availability of Shares. The Corporation will keep available at all times the number of Common Shares reasonably required to satisfy then-outstanding Awards.

(b)	Securities Law Compliance. The Corporation will seek to obtain from each securities commission or other regulatory body having jurisdiction over the Plan, as necessary, such authority as may be required to grant Awards and to issue and sell Common Shares upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Corporation to register or qualify by prospectus under applicable Securities Laws, the Plan, any Award or any Common Shares issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Corporation is unable to obtain from any such regulatory commission or agency the authority that counsel for the Corporation deems necessary or advisable for the lawful issuance and sale of Common Shares under the Plan, the Corporation will be relieved from any liability for failure to issue and sell Common Shares upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Shares pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c)	No Obligation to Notify or Minimize Taxes. The Corporation will have no duty or obligation to any Participant to advise such holder as to the tax treatment or time or manner of exercising such Award. Furthermore, the Corporation will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Corporation has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

Schedule A-9

8.	MISCELLANEOUS.

(a)	Use of Proceeds from Sales of Common Shares. Proceeds from the sale of Common Shares pursuant to Awards will constitute general funds of the Corporation.

(b)	Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Corporation of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c)	Shareholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Common Shares subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of Common Shares under, the Award pursuant to its terms, and (ii) the issuance of the Common Shares subject to the Award has been entered into the books and records of the Corporation.

(d)	No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Corporation or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Corporation or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Corporation or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Corporation or an Affiliate, and any applicable provisions of the corporate law of the state of foreign jurisdiction in which the Corporation or the Affiliate is domiciled or incorporated, as the case may be.

(e)	Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Corporation and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Corporation and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

Schedule A-10

(f)	Incentive Stock Option Limitations. To the extent that the aggregate Market Value (determined at the time of grant) of Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any Option holder during any calendar year (under all plans of the Corporation and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Incentive Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)	Investment Assurances. The Corporation may require a Participant, as a condition of exercising or acquiring Common Shares under any Award, (i) to give written assurances satisfactory to the Corporation as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Corporation who is knowledgeable and experienced in financial and business matters and that the Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Corporation stating that the Participant is acquiring Common Shares subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Shares. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if as to any particular requirement, a determination is made by counsel for the Corporation that such requirement need not be met in the circumstances under the then applicable Securities Laws. The Corporation may, upon advice of counsel to the Corporation, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable Securities Laws, including, but not limited to, legends restricting the transfer of the Common Shares.

(h)	Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Corporation may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Common Shares from the Common Shares issued or otherwise issuable to the Participant in connection with the Award; provided, however, that no Common Shares are withheld with a value exceeding the maximum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i)	Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Corporation. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

Schedule A-11

(j)	Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Corporation is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Corporation’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Common Shares or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Corporation.

(k)	Compliance with Section 409A of the Code. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Common Shares are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump-sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l)	Repurchase Limitation. The terms of any repurchase right will be specified in the Award Agreement. Subject to any applicable Securities Laws and Stock Exchange Rules, the repurchase price for vested Common Shares will be the Market Value of the Common Shares on the date of repurchase. Subject to any applicable Securities Laws and Stock Exchange Rules, the repurchase price for unvested Common Shares will be the lower of (i) the Market Value of the Common Shares on the date of repurchase or (ii) their original purchase price. However, the Corporation will not exercise its repurchase right until at least six months (or such longer or shorter period of time necessary to avoid classification of the Award as a liability for financial accounting purposes) have elapsed following delivery of Common Shares subject to the Award, unless otherwise specifically provided by the Board.

Schedule A-12

9.	ADJUSTMENTS UPON CHANGES IN COMMON SHARES; OTHER CORPORATE EVENTS.

(a)	Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), and (ii) the class(es) and number of securities and price per share subject to outstanding Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)	Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Corporation, all outstanding Awards (other than Awards consisting of vested and outstanding Common Shares not subject to a forfeiture condition or the Corporation’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the Common Shares subject to the Corporation’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Corporation notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)	Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Corporation or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Corporate Transaction:

(i)	arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Award or to substitute a similar stock award for the Award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Corporation pursuant to the Corporate Transaction);

(ii)	arrange for the assignment of any reacquisition or repurchase rights held by the Corporation in respect of Common Shares issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)	accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Corporation a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv)	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation with respect to the Award;

Schedule A-13

(v)	cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and

(vi)	make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Corporation’s Common Shares in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of an Award.

(d)	Change in Control. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Corporation or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.	PLAN TERM; EARLIER TERMINATION OR SUSPENSION OF THE PLAN.

(a)	Plan Term. The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth anniversary of the earlier of (i) the Adoption Date, or (ii) the date the Plan is approved by the shareholders of the Corporation. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b)	No Impairment of Rights. Suspension or termination of the Plan will not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

11.	ASSIGNMENT OF RIGHTS.

Any and all rights under Awards and Award Agreements shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) by the Participant and may not be assigned or transferred other than by transmission by will or the laws of descent and distribution.

12.	EFFECTIVE DATE OF PLAN.

This Plan, as amended and restated, will become effective on the Effective Date.

13.	CHOICE OF LAW.

The laws of the Province of Ontario will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that province’s conflict of laws rules.

Schedule A-14

14.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)	“Adoption Date” means February 26, 2024, which is the date the Plan was adopted by the Board.

(b)	“Affiliate” means, at the time of determination, any “affiliate” of the Corporation, as such term is defined in the Business Corporations Act (Ontario).

(c)	“Award” means any right to receive Common Shares granted under the Plan, including an Incentive Stock Option, a Non-Incentive Stock Option, a Restricted Share Unit Award or any Other Award.

(d)	“Award Agreement” means a written agreement between the Corporation and a Participant evidencing the terms and conditions of an Award grant. Each Award Agreement will be subject to the terms and conditions of the Plan.

(e)	“Board” means the Board of Directors of the Corporation.

(f)	“Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Shares subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Corporation through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Corporation will not be treated as a Capitalization Adjustment.

(g)	“Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Corporation defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of Canada, the United States or any province or state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Corporation; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Corporation or of any statutory duty owed to the Corporation; (iv) such Participant’s unauthorized use or disclosure of the Corporation’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Corporation, in its sole discretion. Any determination by the Corporation that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Corporation or such Participant for any other purpose.

Schedule A-15

(h)	“Change of Control” means the occurrence of one or more of the following events:

(i)	any change in the holding, direct or indirect, of shares in the capital of the Corporation as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 50% of the votes attaching to all shares of the Corporation which may be cast to elect directors of the Corporation (the “Company Voting Securities”); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

A.	by the Corporation or any subsidiary;

B.	by any employee benefit plan sponsored or maintained by the Corporation or any subsidiary;

C.	by any underwriter temporarily holding securities pursuant to an offering of such securities;

D.	pursuant to a Non-Qualifying Transaction (as defined in paragraph (i)); or

E.	from the Corporation pursuant to a transaction (other than one described in paragraph (ii)), if a majority of the directors approve a resolution providing expressly that the acquisition pursuant to this clause E shall not constitute a Change of Control under this paragraph (i);

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Corporation or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

A.	Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (1) the entity resulting from such Business Combination (the “Surviving Entity”), or (2) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”); or

B.	no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity);

(any Business Combination which satisfies all of the criteria specified in A, or B above shall be deemed to be a “Non-Qualifying Transaction”);

Schedule A-16

(iii)	the approval by the Board or shareholders of the Corporation of a complete liquidation or dissolution of the Corporation; or

(iv)	a sale or other disposition of all or substantially all of the property or assets of the Corporation, other than to an affiliate within the meaning of the Securities Act (Ontario) or pursuant to a Non-Qualifying Transaction.

(i)	“Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j)	“Committee” means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k)	“Common Shares” means the class of Common Shares of the Corporation.

(l)	“Consultant” means any person, including an advisor, who is engaged by the Corporation or an Affiliate to render consulting or advisory services pursuant to a written consulting agreement, and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan.

(m)	“Continuous Service” means that the Participant’s service with the Corporation or an Affiliate, whether as an Employee, Officer, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Corporation or an Affiliate as an Employee, Officer, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Corporation or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Corporation, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Corporation, an Affiliate, or their successors. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(n)	“Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)	a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Corporation and its Subsidiaries;

(ii)	a sale or other disposition of more than 50% of the outstanding securities of the Corporation;

Schedule A-17

(iii)	a merger, consolidation or similar transaction following which the Corporation is not the surviving corporation; or

(iv)	a merger, consolidation or similar transaction following which the Corporation is the surviving corporation but the Common Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o)	“Corporation” means Akanda Corp., an Ontario business corporation.

(p)	“Director” means a member of the Board.

(q)	“Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, and will be determined by the Board on the basis of such medical evidence as the Board deems reasonable under the circumstances.

(r)	“Effective Date” means the effective date of this Plan, which is the earlier of (i) the date that this Plan is first approved by the Corporation’s shareholders, and (ii) the date this Plan is adopted by the Board.

(s)	“Employee” means any person employed by the Corporation or an Affiliate.

(t)	“Entity” means a corporation, partnership, limited liability company or other entity.

(u)	“Market Value” means,

(i)	as of the date of grant of an Award, the value of the Common Shares determined as follows:

A.	If the Common Shares are listed on the Stock Exchange or traded on any other established market, the Market Value of a Common Share will be, unless otherwise determined by the Board, the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the Award; and (b) the date of grant of the stock options, and

B.	In the absence of such markets for the Common Shares, the Market Value will be determined by the Board in good faith and in a manner that complies with Section 409A of the Code or, in the case of Incentive Stock Options, in compliance with Section 422 of the Code; and

(ii)	as of any other relevant date, the value of the Common Shares determined as follows:

A.	If the Common Shares are listed on the Stock Exchange or traded on any other established market, the Market Value of a Common Share will be, unless otherwise determined by the Board, the closing market price of the underlying securities on the trading day prior to such relevant date, and

Schedule A-18

B.	In the absence of such markets for the Common Shares, the Market Value will be determined by the Board in good faith and in a manner that complies with Section 409A of the Code or, in the case of Incentive Stock Options, in compliance with Section 422 of the Code.

(v)	“Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(w)	“Non-Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option, including an Incentive Stock Option granted to a person not subject to taxation on income under the laws of the United States.

(x)	“Officer” means a person who is an officer of the Corporation.

(y)	“Option” means an Incentive Stock Option or a Non-Incentive Stock Option to purchase Common Shares granted pursuant to the Plan.

(z)	“Option Agreement” means a written agreement between the Corporation and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(aa)	“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(bb)	“Other Award” means an award based in whole or in part by reference to the Common Shares which is granted pursuant to the terms and conditions of Section 6(b).

(cc)	“Other Award Agreement” means a written agreement between the Corporation and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(dd)	“Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ee)	“Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ff)	“Plan” means this Akanda Corp. 2024 Equity Incentive Plan.

(gg)	“Restricted Share Unit Award” means a right to receive Common Shares which is granted pursuant to the terms and conditions of Section 11.

Schedule A-19

(hh)	“Restricted Share Unit Award Agreement” means a written agreement between the Corporation and a holder of a Restricted Share Unit Award evidencing the terms and conditions of a Restricted Share Unit Award grant. Each Restricted Share Unit Award Agreement will be subject to the terms and conditions of the Plan.

(ii)	“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(jj)	“Stock Exchange” means the Nasdaq Stock Market.

(kk)	“Stock Exchange Rules” means the applicable rules and policies of the Stock Exchange, as such rules and policies may be amended, supplemented or replaced from time to time

(ll)	“Subsidiary” has the meaning given to it under the Business Corporations Act (Ontario).

(mm)	“Ten Percent Shareholder” means a person, who is subject to taxation on income under the laws of the United States, and who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of shares of the Corporation or any Affiliate.

Schedule A-20

SCHEDULE B

SHARE PURCHASE SCHEDULEAGREEMENT

See attached.

SHARE PURCHASE AGREEMENT

AMONG

AKANDA CORP.

- and -

CANNAHEALTH LIMITED

- and -

HOLIGEN LIMITED

- and -

SOMAI PHARMACEUTICALS UNIPESSOAL, LDA.

Dated as of February 28, 2024

Schedule B-i

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	29
4.1	Organization	29
4.2	Authorization	29
4.3	No Conflicts; Required Consents	29

ARTICLE 5	COVENANTS	30
5.1	Interim Operations	30
5.2	Access to Information	32
5.3	Notice of Certain Events.	32
5.4	Efforts	33
5.5	Exclusivity	33
5.6	Confidentiality.	34
5.7	Expenses	34
5.8	Post-Closing Deliverables	34
5.9	Further Assurances	34
5.10	Termination of Certain Arrangements	35
5.11	Pending Debt Post-Payment of Defaulted Installments	35

ARTICLE 6	CONDITIONS PRECEDENT	35
6.1	Conditions to the Obligations of the Parties.	35
6.2	Conditions to the Obligations of the Vendor	35
6.3	Conditions to the Obligations of Purchaser	36

ARTICLE 7	INDEMNIFICATION	38
7.1	Indemnity by Vendor, Akanda and Cannahealth Limited	38
7.2	Indemnity by Purchaser	39
7.3	Claim Notice	39
7.4	Limitation of Liability of Vendor, Akanda and Cannahealth Limited	39
7.5	Limitation of Liability of Purchaser	40
7.6	Indemnity Baskets	40

ARTICLE 8	POST-CLOSING TAX RETURNS	40

ARTICLE 9	TERMINATION	41
9.1	Grounds for Termination	41
9.2	Notice of Termination	42
9.3	Effect of Termination	42

ARTICLE 10	RELEASES	42
10.1	Vendor’s Release	42
10.2	Purchaser’s Member Group Release	43

ARTICLE 11	GENERAL PROVISIONS	43
11.1	Non-Survival of Representations, Warranties and Covenants	43
11.2	Notices.	43
11.3	Counterparts	44
11.4	Amendments and Waivers.	44
11.5	Severability.	44
11.6	Assignment; Successors and Assigns.	44
11.7	No Third Party Beneficiaries	45
11.8	Governing Law and Dispute Resolution	45
11.9	Specific Performance	46
11.10	Interpretation; Absence of Presumption	46
11.11	Announcements.	47
11.12	Entire Agreement	47

Schedule B-ii

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated as of February 27, 2024, among Akanda Corp., a company incorporated under the laws of the Province of Ontario and having its registered office situated at 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 0A1 (“Akanda”), Cannahealth Limited, a company incorporated under the laws of Malta having company registration number C95702 and having its registered office situated at Level 4, The Penthouse, Suite 2, Europa Business Centre, Triq Dun Karm, Birkirkara, Malta, (“Cannahealth”), Holigen Limited, a company incorporated under the laws of Malta, having company registration number C87034 and having its registered office situated at Lara Buildings, Level 1, Guzeppi Calleja Street, Iklin, IKL 1262, Malta (the “Holigen” or the “Vendor”) and Somai Pharmaceuticals, Unipessoal, Lda., a company incorporated under the laws of Portugal, having company registration and tax number 516217127 and having its registered office situated at Lugar de Casal Pinheiro, Urbanização Pinheiros Park II, Bloco B, Rua 13 de Maio, nº 52, 2580 - 507 Carregado (“Somai” or the “Purchaser”)

WHEREAS, at the Agreement Date, the Vendor owns, beneficially and of record, the Purchased Shares;

WHEREAS the Purchaser wishes to acquire all of the Purchased Shares and the Purchased Receivables from the Vendor upon the terms and conditions set forth herein (the “Acquisition”);

WHEREAS the Vendor and the Purchaser have each agreed to the Acquisition;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions.

For purposes of this Agreement, the following terms will have the following meanings:

“Acquisition Proposal” has the meaning specified in Section 5.5.

“Action” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Court, Arbitral Tribunal, Governmental Authority or mediator.

“Acquisition” has the meaning specified in the Preamble to this Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including: (i) in the case of Somai after the Closing, the Company; and (ii) in the case of a natural Person, any trust maintained for the benefit of such natural Person or such natural Person’s spouse or descendants (whether natural or adopted). For purposes of this Agreement, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

Schedule B-1

“Agreement” means this share purchase agreement, including all exhibits and schedules hereto, as the same may be amended or supplemented from time to time.

“Agreement Date” means the date of this Agreement.

“Aljustrel Lease” means the lease agreement executed between the Target Corporation and Agro Vale Longo, Lda, on August 21, 2018 (as amended by Amendment Agreement of May 10, 2019 and May 26, 2023) by means of which the latter leased the Aljustrel Leased Premises to the Target Corporation, who took on the lease of the same.

“Aljustrel Leased Premises” means parcel of land with an area of approximately 3.5 ha (as a result of the Amendment Agreement dated of May 26, 2023) identified in plans attached in Exhibit D to this Agreement, located in the following rural properties: (a) rural property located at Herdade do Azinhal inscribed in the tax department under article 42, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (b) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 2, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (c) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 3, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (d) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 4, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (e) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 5, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (f) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 6, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (g) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 7, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (h) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 23, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; and (i) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 10, section V of the Union of Parishes of Aljustrel and Rio de Moinhos.

“Aljustrel Owned Property” means the urban property comprised of plot of land for construction with a total area of 66,331 sq.m, described in the Land Registry Office of Aljustrel under number 4426 of the parish of Aljustrel and inscribed in the tax department under article 4225 of the Union of Parishes of Aljustrel e Rio de Moinhos.

“Applicable Laws” means, with respect to any Person, any law (statutory, common or otherwise), rule, regulation, ordinance, order, injunction, judgment, award, decree, permit or determination of (or agreement with) a Governmental Authority, in each case binding on that Person or any of its assets or properties, including any stock exchange requirements.

“Bank Debt” means the debt owed by the target company to Caixa Central de Credito RDL, in particular the debt instruments to Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L. (Sindicated loan nr. 58026295105 and 58026295427 - “Contrato de Abertura de Crédito com Livrança e Hipoteca Autónoma” of February 22, 2019) which is in default since May 22, 2023; the amount of the instalments in default on January 18, 2024 is € 570.536,11; according to a letter from Caixa dated as of December 13, 2023, the leasing contract nr. 29356 was in default for three instalments on the amount of € 403.651,15. To these amounts must be added the installments that have fallen due in the meantime, as well as the respective interest or any associated bank charges.

Schedule B-2

“Business” means (i) with respect to the Company, the business of acting as a holding company, holding all of the issued and outstanding shares of RPK, and (ii) with respect to RPK the business of medical cannabis cultivation, distribution and sales in Portugal and other European Union countries, as applicable.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Toronto, Ontario, Canada, Lisbon, Portugal or Valletta, Malta are authorized or required by Applicable Laws to be closed.

“Change of Control” means: (i) Akanda completing any transaction, including any consolidation, amalgamation, merger, plan of arrangement, reverse take-over or any other business combination or similar transaction whereby all of the outstanding shares of Akanda are sold, transferred or exchanged for securities of the resulting issuer that are not subject to any restricted period or hold period under applicable securities laws in Canada or the US or any other jurisdiction (other than in respect of resales by control persons or any escrow requirements of an applicable stock exchange); or (ii) Akanda consummating: (A) any transaction that results in a Person or Persons acting jointly or in concert, directly or indirectly, acquiring the right to cast, at a general meeting of shareholders of Akanda, more than 50% of the votes that may be ordinarily cast at a general meeting, (B) an amalgamation, consolidation or merger with or into any other Person, or any merger of another Person into Akanda, unless the holders of voting securities of Akanda immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in Akanda or the successor entity upon completion of such amalgamation, consolidation or merger, or (C) any conveyance, transfer, sale, lease or other disposition of all or substantially all of Akanda’s assets and properties.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative action, suit, investigation or proceeding and any claim, arbitration or demand resulting therefrom, at law or in equity or by any Person.

“Closing” means the completion of the Contemplated Transaction on the Closing Date.

“Closing Date” means March 22, 2024 or such other date as may be mutually agreed upon by the Parties on which the Closing occurs.

“Closing Financial Statements” means the unaudited financial statements for the Target Corporation for the period commencing January 1, 2023 to and including the Closing Date.

“Closing Time” means 14:00 p.m. (Toronto time) on the Closing Date, or such other time as the parties may mutually determine.

“Company” or “RPK” means RPK BIOPHARMA, UNIPESSOAL, LDA., a company incorporated under the laws of Portugal, having company registration and tax number 514617845, and having its registered office situated at Edifício Holigen - Avenida Santa Isabel, nº 7, EN 249-4, 2635 - 047 Rio de Mouro.

“Company Financial Statements” means, collectively, the Company’s unaudited financial statements for the year ended December 31, 2023 and RPK’s unaudited financial statements for the year ended December 31, 2022.

“Company Share” or “Share” means the ordinary share (“Quota” in Portuguese) of € 21.981.865,91 (twenty-one million, nine hundred and eighty-one thousand, eight hundred sixty-five euros and ninety-one cents) in the capital of the Company and owned by the Vendor.

Schedule B-3

“Contemplated Transaction” mean collectively, the Acquisition, and all other transactions and action contemplated by the Transaction Documents.

“Contract” means any contract, agreement, policy, lease, commitment, understanding or arrangement, whether written or oral to which a Party or any Affiliate thereof is a party, or is bound or affected by, or to which any of their respective properties or assets is subject.

“Corporate IP” has the meaning specified in Section 3.19.1.

“Damages” means, whether or not involving a third party claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law or in equity, or expense (including consultant’s and expert’s fees and expenses and reasonable costs, fees and expenses of legal counsel).

“Directors’ Resolution” has the meaning specified in Section 2.4.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, Change of Control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices (whether written or unwritten) relating to any current or former employees, officers or directors or dependants or independent contractors of either Target Corporation or any of their respective dependants or beneficiaries maintained, sponsored, contributed to or funded by either Target Corporation or under which either Target Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute.

“Enforceability Limitations” means limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally or general principles of equity.

“Environmental Laws” means any Applicable Laws relating to environmental contamination, exposure to Hazardous Materials, the protection of the environment or the protection of human health and safety as it relates to the environment.

“Exchange” means the NASDAQ Capital Market.

“Fraud Claim” means any claim against any one or more of the Parties resulting from, in respect of, connected with, arising out of, under, or pursuant to fraud or fraudulent misrepresentation, intentional misrepresentation, willful breach or criminal conduct by such Person or Persons.

“IFRS” means the International Financial Reporting Standards established by the International Accounting Standards Board, as applicable, at the relevant time applied on a consistent basis.

“Governmental Authority” means any foreign, federal, state, provincial, federal, local or other government, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body with competent jurisdiction.

“Hazardous Material” means: (i) any solid, liquid, gaseous or radioactive substance which, when it enters a premise, exists in the premise or is present in the water supplied to the premise, or released into the environment from the premise that is likely to cause material harm or degradation to any property or the environment or to any Person; (ii) any pollutants, contaminants, hazardous waste or other noxious substances; and (iii) any substance declared at any time by any Governmental Authority to be hazardous under any Environmental Law.

Schedule B-4

“Indebtedness” means, without duplication, in respect of a Person: (i) all obligations (including the principal amount thereof and, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of such Person, whether or not represented by bonds, debentures, notes or other securities or instruments (and whether or not convertible into any other security or instruments), for the repayment of money borrowed, whether owing to banks, to financial institutions, to Governmental Authorities, on equipment leases or otherwise; (ii) all deferred indebtedness of such Person for the payment of the purchase price of property or assets purchased (other than current accounts payable that were incurred in the ordinary course of business); (iii) all obligations of such Person to pay rent or other amounts under a lease which is required to be classified as a capital lease or a liability on a balance sheet prepared in accordance with IFRS, consistently applied; (iv) all outstanding reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (v) all obligations, contingent or otherwise, of such Person to repay any grant or subsidy; (vi) all obligations of such Person under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement, or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (vii) all obligations secured by any Lien existing on property or assets owned by such Person, whether or not indebtedness secured thereby has been assumed; (viii) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, indebtedness of others; and (ix) all premiums, penalties, fees, expenses, breakage costs and Change of Control payments required to be paid in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Contemplated Transaction.

“Indemnified Party” means a Party or Parties entitled to indemnification from another Party or Parties pursuant to Article 7.

“Indemnifying Party” means a Party or Parties required to indemnify another Party or Parties pursuant to Article 7,

“Intellectual Property” means, collectively, all rights in or affecting intellectual or industrial property or other proprietary rights existing in any jurisdiction, including with respect to the following: (i) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in- part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (ii) trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship, “moral” rights and mask work rights; (iv) domain names, uniform resource locators and social media accounts or handles, including applications and registrations thereof; (v) telephone numbers; (vi) trade secrets; (vii) cannabis genetics; and (viii) the right to file applications and obtain registrations for any of the foregoing, as applicable.

“Liability” means any liability, debt, obligation or commitment of any nature whatsoever (whether direct or indirect, known or unknown, accrued or unaccrued, absolute or contingent, or matured or unmatured), including any arising under any Applicable Laws, License, Action or Contract.

“License” means any license, permit, consent, approval, certification or other authorization of any Governmental Authority.

Schedule B-5

“Lien” means, with respect to any asset or property, any lien, mortgage, pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset or property.

“Notice” has the meaning specified in Section 11.2.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the Person in question, taking into account actions taken in connection with such Person’s pursuit and implementation of the Contemplated Transaction.

“Organizational Documents” means, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company; (v) any charter, indenture or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vi) any amendment to any of the foregoing.

“Party” means a party to this Agreement, and “Parties” means all of the parties to this Agreement.

“Permitted Liens” means: (i) statutory Liens for current Taxes that are not yet due and payable as of the Closing Date or are being contested in good faith by appropriate proceedings; (ii) other Liens that arise or are incurred in the Ordinary Course of Business (other than in connection with any Indebtedness, including the Bank Debt), are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchased Interest” has the meaning specified in Section 2.1.

“Purchased Receivables” has the meaning specified in Section 2.1.

“Purchased Share” has the same meaning of “Company Share” or simply “Share” as defined above.

“Related Party” means: (i) any affiliate of a Target Corporation; (ii) the Vendor; (iii) any affiliate of the Vendor; (iv) any director, officer, or employee of a Target Corporation or, if applicable, the Vendor; (v) any parent, sibling, descendant or spouse of any of the natural Persons referred to in clauses (i) through (iv): or (v) any third Person in which any of the foregoing Persons owns, directly or indirectly, more than five percent (5%) of the voting securities or partnership or other ownership interests.

“Real Property” means rights, title, estate and interest, of one or more of the Target Corporation in and to the lands and premises described in Exhibit D, including all buildings, erections, structures, fixtures and improvements of any nature or kind now and hereafter situated thereon and all other appurtenances thereto.

Schedule B-6

“RPK Real Property” means the list of the real property in Portugal which the Target Corporation owns, has a right to acquire, or leases.

“Securities Laws” means the securities legislation having application, the regulations and rules thereunder and all administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted by the applicable securities regulatory authority, all as amended.

“Share Transfer Instrument” has the meaning specified in Section 2.4.

“Sintra Property” means the urban property comprised of property with two floors intended for warehouse and industrial purposes, with a total area of 4,385.00 sq.m located at Limites de Albarraque – Urbanização Industrial – Cabra Figa, Plot 2, Rio de Mouro described in the 2nd Land Registry Office of Sintra under number 755 of Sintra parish and inscribed in the tax department under article 11180 of Rio de Mouro parish.

“Solicit” means any direct or indirect communication of any kind whatsoever that invites, advises, encourages or requests any Person, in any manner, to take or refrain from taking any action.

“Somai Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, a “Somai Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Somai Effects, materially adverse to Somai, the value of the Somai Shares or the financial condition or results of operations of Somai taken as a whole. Somai Shares means shares in Somai’s equity.

“Somai Member Group” means the companies that form part of the Somai Group and are affiliates or subsidiaries of “Somai, namely Somai Pharmaceuticals Ltd (Ireland), Somai Pharmaceuticals LDA (Portugal), Somai Pharmaceuticals Pty Ltd (Australia) and Somai Pharmaceuticals GmbH (Germany).

“Somai Released Person” has the meaning specified in Section 0.

“Subsidiary” means, in respect of any Person, any corporation, partnership, trust, unlimited liability company, limited liability company or other non-corporate business enterprise in which such Person owns stock or other ownership interests representing: (a) more than 50% of the voting power of all outstanding stock or ownership interest of such entity; or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon liquidation or dissolution of such entity.

“Target Corporation” means RPK Biopharma Unipessoal, Lda.

“Target Corporation Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, a “Target Corporation Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Target Corporation Effects, materially adverse to the Target Corporation or the financial condition or results of operations of the Target Corporation taken as a whole, which is not expected on the date of signature of this contract, based on the company’s existing debts and liabilities and made known to the Purchaser in due diligence.

“Target Corporation Securities” has the meaning specified in Section 3.4.3.

Schedule B-7

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in paragraph (i); above or this paragraph (ii); (iii) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“Tax Returns” means all returns, reports and other documents of every nature (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with any Governmental Authority relating to Taxes.

“Termination Date” has the meaning specified in Section 5.1.1.

“Transaction Documents” means, collectively, this Agreement and each other agreement, certificate or other document required pursuant to this Agreement to be executed and delivered on Closing.

“Transaction Expenses” means the aggregate of all expenses incurred by either the Target Corporation, or for which either the Target Corporation is responsible for paying on behalf of any other Person, in connection with the Contemplated Transaction (excluding any such costs incurred personally by the Vendor), including all investment banking, legal, accounting and other advisory fees incurred in respect of the transactions contemplated by this Agreement.

“U.S. Securities Act” means the United States Securities Act of 1933.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“Vendor Fundamental Representations” means, collectively, the representations and warranties set forth in Sections 3.4, 3.5, 3.6, 3.16 and 3.33.

1.2	Exhibits, Schedules.

The following Exhibits and Schedules form an integral part of this Agreement, which will be updated at Closing as necessary:

Exhibit A	Form of Assignment of Purchased Receivables
Exhibit B	Form of Resignation and Mutual Release
Exhibit C	Share Transfer Instrument
Exhibit D	Aljustrel Leased Premises Plan & Agreements
Exhibit E	Employees list and plan
Exhibit F	RPK Real Property
Exhibit G	Loans and Current AP
Exhibit H	Lawsuits/Proceedings
Exhibit I	Tax/Social Security
Exhibit J	Inventory, A/R & Cash Balance
Exhibit K	Due Diligence Disclosure Glossary

Schedule B-8

ARTICLE 2

PURCHASE OF PURCHASED INTEREST

2.1	Purchase of Purchased Interest

Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell, assign and transfer to the Purchaser and Purchaser covenants and agrees to purchase from the Vendor (i) the Company Share which is beneficially owned by the Vendor at the Closing Time (“Purchased Share”), being all of the issued and outstanding Company’s share capital, and (ii) the receivables owned by Holigen Limited to the Vendor and other related entities having an aggregate principal amount of € 23.774.356,28 (twenty-three million, seven hundred seventy four thousand, three hundred and fifty-six euros and twenty- eight cents) (collectively, the “Purchased Receivables”, and together with the Purchased Share, the “Purchased Interest”).

The Vendor, Akanda, and Cannahealth hereby assign to the Purchaser any and all financial instruments, including but not limited to shareholders’ loans, credits, accounts receivable, and any other forms of credits, that may exist in relation to the Vendor, Akanda, and Cannahealth over the Target Corporation. This assignment is expressly included in the sale and assumption of the same and constitutes a part of the consideration to be paid by the Purchaser. Furthermore, the Vendor, Akanda, and Cannahealth hereby waive and irrevocably renounce any and all rights, claims, credits, or demands they may have against the Target Corporation or the Purchaser, now or in the future, in connection with such financial instruments. This waiver and renunciation are comprehensive and include any rights, claims, or interests, whether presently known or unknown, anticipated or unanticipated, that the Vendor, Akanda, and Cannahealth may hold against the Target Corporation or the Purchaser.

2.2	Purchase Price.

The consideration payable by the Purchaser to the Vendor for the Purchased Interest (the “Purchase Price”) shall be USD 2,000,000.00 (two million US Dollars) paid in the following manner:

a) USD 500,000.00 (five hundred thousand US Dollars) against the escrow deposit at Lawson Lundell LLP, which has already been deposited as an advance payment and will be released to the Vendor on the Closing Date (or returned to Somai in case of termination of this contract prior to closing) and,

b) USD 1,500,000.00 (one million and five hundred thousand US dollars) on the Closing Date.

Schedule B-9

2.3	Closing.

Subject to the terms and conditions of this Agreement, the Closing will take place at the Closing Time by way of electronic exchange of documents. All documents delivered and actions taken at the Closing will be deemed to have been delivered or taken simultaneously.

2.4	Closing Deliveries of the Vendor.

At or prior to the Closing, the Vendor will deliver or cause to be delivered to the Purchaser all of the following:

2.4.1 a certificate of status, good standing or like document for the Target Corporation such as “Certidão Permanente de Registo Comercial” issued as of a recent date by the applicable Governmental Authority evidencing the good standing of the Company and each such Subsidiary;

2.4.2 a copy of the resolution in writing of the Board of Directors of Holigen resolving inter alia to (i) approve the contents of this Agreement and to authorize the entry thereto by Holigen; (ii) authorize and approve the Contemplated Transaction and (iii) authorise the registration of the Purchaser as the registered holder of the Company Share in the Company’s register, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date (the “Directors’ Resolution”);

2.4.3 a certificate of a Director (or other Person acceptable to Somai) of the Vendor, dated the Closing Date, in form and substance reasonably satisfactory to Somai, certifying: (i) that there have been no amendments to the Target Corporation’s Organizational Documents since the Agreement Date; and (ii) appending the Target Corporation’s Organizational Documents are in effect as of the Closing Date;

2.4.4 a copy of the duly updated register of beneficial owners of the Company reflecting any changes to the beneficial ownership of the Vendor;

2.4.5 a duly executed share transfer instrument in the form attached to this Agreement as Exhibit C (the “Share Transfer Instrument”);

2.4.6 an assignment of the Purchased Receivables in the form appended hereto as Exhibit A;

2.4.7 the minute books and other corporate records of the Target Corporation;

2.4.8 the certificate of the Vendor required to be delivered pursuant to Section 6.3.5;

2.4.9 a duly executed resignation and mutual release in the form appended hereto as Exhibit B from each current director of the Target Corporation;

Schedule B-10

2.4.10 a copy of the updated inventory of the Target Corporation, showing quantities and value at hand on the Closing Date in the form appended hereto as Exhibit J;

2.4.11 evidence of payment of Municipal Property Tax by reference to the Sintra Property;

2.4.12 plans with the location, area and configuration of the RPK Real Property;

2.4.13 such other documents as may be reasonably required for the Acquisition and the Closing.

2.5	Closing Deliveries of the Purchaser

At or prior to the Closing, the Purchaser will deliver or cause to be delivered to the Vendor all of the following:

2.5.1 a duly executed copy of the Share Transfer Instrument;

2.5.2 a certificate of the Chief Executive Officer (or other Person acceptable to the Vendor) of the Purchaser, dated the Closing Date, in form and substance legally acceptable, as to the resolutions adopted by the board of directors of each of the Purchaser and Somai authorizing and approving the Contemplated Transaction, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date;

2.5.3 evidence of delivery of the Purchase Price (2.2) as directed by the Vendor;

2.5.4 the certificate of the Purchaser and Somai required to be delivered pursuant to Section 6.2.4;

2.5.5 any consents, waivers or approvals required to be obtained by any Somai Member Group with respect to the completion of the Contemplated Transaction, including the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority; and

2.5.6 such other documents as may be reasonably required for the Acquisition and the Closing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

As an inducement to the Purchaser to enter into this Agreement and to complete the Contemplated Transaction, the Vendor represents and warrants to the Purchaser as set forth in this Article 3. The representations and warranties of the Vendor contained in this Agreement shall survive the completion of the Contemplated Transaction and shall expire and be terminated on the earlier of one year after the Closing Time and the date on which this Agreement is terminated in accordance with its terms; provided that, notwithstanding the foregoing, if Closing occurs: (a) the representations and warranties of the Vendor contained in Section 3.19.1 shall survive the Closing, for the benefit of the Purchaser, until three (3) months after the latest of (i) the expiration of the applicable limitation period under any Applicable Laws with respect to Taxes; and (ii) the date of the expiry of the period of time within which the decision in relation to the subject matter hereof of one or more courts of competent jurisdiction may be appealed, and (b) the Vendor Fundamental Representations shall survive the completion of the Contemplated Transactions indefinitely, and any claim which is based upon or relates to a breach of the Vendor Fundamental Representations (or any of them), or which is based upon intentional misrepresentation or fraud by the Vendor, may be made or brought by the Purchaser at any time for a reasonable period permitted by Applicable Laws.

Schedule B-11

3.1	Organization and Authorization.

The Target Corporation (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on its Business; and (iii) is duly qualified or licensed to do business and is in good standing in the jurisdiction of incorporation, which is the only jurisdiction in which the nature of the its Business, property or assets (whether owned or leased or used) makes such qualification or licensing necessary under Applicable Laws. The Vendor has the requisite corporate power and authority to execute and deliver this Agreement and any agreement to be delivered pursuant to or connection with this Agreement, to perform its obligations hereunder and thereunder, and to complete the Contemplated Transaction.

3.2	No Conflicts

The execution and delivery by the Vendor of this Agreement and the completion by the Vendor of the Contemplated Transaction will not: (i) conflict with or violate any Applicable Laws binding upon or applicable to either Target Corporation or any of their respective assets or properties; or (ii) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the Purchased Share or any assets or properties of the Target Corporation under any Contract or License to which the Target Corporation is a party or by which its assets or properties are bound.

3.3	Organizational Documents and Corporate Records.

The Vendor has previously delivered or made available to Purchaser true and complete copies of the Organizational Documents of the Target Corporation. The Target Corporation is not in default under or violation of any provision of its Organizational Documents. The Vendor has previously delivered or made available to the Purchaser true and complete copies of the minute books of the Target Corporation. The books and records of the Target Corporation are true and complete in all material respects and have been maintained in compliance with Applicable Laws.

3.4	Capitalization.

3.4.1 (i) The authorized share capital of the Company is € 21.981.865,91 (twenty-one million, nine hundred eighty-one thousand, eight hundred sixty-five euros and ninety-one cents), fully paid up and held by the Vendor as of the Agreement Date.

3.4.2 All issued and outstanding Company share capital has been duly authorized, is validly issued, fully paid and non-assessable, and is not issued in violation of any Applicable Laws, and, is not subject to and is not issued in violation of any pre-emptive rights, rights of first refusal or rights of first offer.

Schedule B-12

3.4.3 Except for the Purchased Share, there are no outstanding: (i) shares or other voting securities or other equity interests of the Target Corporation; (ii) securities of the Target Corporation convertible into or exercisable or exchangeable for shares or other voting securities of the Target Corporation; (iii) subscriptions, options or other rights to acquire from the Target Corporation, or other obligation of the Target Corporation to issue or deliver, any shares, other voting securities, or securities convertible into or exercisable or exchangeable for shares or other voting securities, of the Target Corporation; (iv) bonds, debentures, notes or other Indebtedness of the Target Corporation having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters with the shareholders of the Target Corporation; or (v) stock appreciation, “phantom” stock or other equity equivalent rights with respect to the Target Corporation (the items in clauses (i) through (v) are collectively referred to as the “Target Corporation Securities”).

3.4.4 (i) There are no outstanding obligations of the Target Corporation to repurchase, redeem or otherwise acquire the Target Corporation Securities; (ii) there are no agreements to register the Target Corporation Securities or sales or re-sales thereof under any applicable Securities Laws; and (iii) there are no shareholder agreements, voting trusts or other similar agreements or understandings to which the Target Corporation or any holder of Target Corporation Securities is a party or otherwise bound in respect of the Target Corporation Securities, other than as contemplated herein.

3.5	Dividends

The Target Corporation (i) has never, directly or indirectly, declared or paid any dividends or declared or made any other distribution to its shareholder; or (ii) has, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

3.6	Investments.

The Vendor does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person, other than RPK and does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person. Such subsidiary does not have any liability attached to it and all intercompany debt is written off at the closing, including any liability towards this subsidiary.

3.7	Corporate Records.

To the best of the Vendor’s knowledge after thorough investigation of the immediate past two years, the corporate records of the Target Corporation, including all Organizational Documents, minutes books, registers, share certificate books and all other similar documents and records (collectively, the “Corporate Records”) are complete and accurate in all material respects and have been maintained in compliance with Applicable Laws in all material respects, and all present and former directors and officers of the Target Corporation were duly elected or appointed. This representation and warranty is full and unqualified for the period prior to the past two years.

The sole director and officer of the Target Corporation is Kiranjit Sidhu. The Target Corporation has obtained or will obtain before Closing all requisite consents and/or waivers under all applicable unanimous shareholders agreements to consummate the transaction of purchase and sale contemplated by this Agreement and all such unanimous shareholders agreements (or equivalent governing documents) will be terminated prior to the Closing. The Target Corporation has not requested nor received any funds in respect of any capital call.

Schedule B-13

3.8	Company Financial Statements.

3.8.1 The Vendor has delivered to the Purchaser true and complete copies of the Company Financial Statements. The Company Financial Statements (i) have been prepared from, and are in accordance with, the books of account and other financial records of the Company, and reflect only actual transactions; (ii) have been prepared in accordance with IFRS consistently applied during the periods involved; and (iii) present fairly and accurately, in all material respects, the financial condition and results of operation of the Company as of the dates thereof or for the periods covered thereby.

3.8.2 All accounts, notes and other receivables reflected on the Company Financial Statements will have arisen from bona fide transactions in the Ordinary Course of Business and are or will be valid, genuine and fully collectible in the Ordinary Course of Business without resort to litigation or extraordinary collection activity, less any reserves for doubtful accounts reflected on the Company Financial Statements.

3.9	No Undisclosed Liabilities

To the best of the Vendor’s knowledge after thorough investigation, other than the Bank Debt, Tax Authority, Social Security, service providers and all the liabilities shown in the due diligence, the Target Corporation has not any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown on the Company Financial Statements, or (ii) current liabilities incurred in the Ordinary Course of Business since December 31, 2023. For certainty, the Target Corporation has not any loan, or other liability or Indebtedness, owing to the Vendor or any affiliate or associate of the Vendor. Target Corporation’s known liabilities are described in Exhibits G, H and I.

3.10	Indebtedness.

To the best of the Vendor’s knowledge after thorough investigation, other than the Bank Debt, the “Intercompany Loans and RPK’s total indebtedness” (6.3.9), which will be extinguished at closing – and all the liabilities shown in the due diligence (i) the Target Corporation does not have any Indebtedness; (ii) the Target Corporation has not guaranteed any Indebtedness of any Person; (iii) there are no Liens on the Target Corporation Securities; and (iv) other than Permitted Liens, there are no Liens on the assets or properties of the Target Corporation.

3.11	Banking

Other than the Bank Debt (which is already in default and gave grounds for the credit Bank to accelerate the payment of the indebtedness and terminate the loan facilities with the Target Corporation), the Target Corporation that carries on business has bona fide banking relationships and one or more registered banking accounts with a recognized financial institutions in Portugal and all such banking relationships comply with Applicable Laws.

3.12	Absence of Certain Changes.

Since December 31, 2023, the Target Corporation has conducted its Business only in the Ordinary Course of Business, and there has not been: (a) any change, condition, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Target Corporation Material Adverse Effect; (b) any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the assets or properties of the Target Corporation; or (c) any action authorized or taken that, if authorized or taken after the Agreement Date, would constitute a breach of any covenant set forth in Section 5.1.2.

Schedule B-14

3.13	Material Contracts.

Beyond what was shown in the due diligence, whose disclosure is reflected in Exhibit K of this Agreement, including liabilities and defaults:

3.13.1 The Target Corporation is not a party to or bound by:

3.13.1.1 any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

3.13.1.2 any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting the freedom of the Target Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, solicit any Persons for any purpose or otherwise to conduct its business;

3.13.1.3 any employment, severance, change in control, personal services, consulting, non-competition or indemnification Contracts;

3.13.1.4 any partnership or joint venture (or similar entity) agreements;

3.13.1.5 any Contract for the acquisition, sale or lease of material assets or any economic interest therein (by purchase or sale of assets or stock or otherwise;

3.13.1.6 any Contract for capital expenditures in excess of USD 300,000 in the aggregate;

3.13.1.7 any Contract with any Governmental Authority;

3.13.1.8 any Contract with any Related Party;

3.13.1.9 any Contract, other than contracts of employment that are disclosed in the due diligence carried out by the Purchaser, that provides for annual payments by or to the Target Corporation in excess of USD $100,000 per annum;

3.13.1.10 any Contract that provides for success fees or contingency payments; or

3.13.1.11 any Contract that is material to the Business or if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Target Corporation Material Adverse Effect;

3.13.2 the Target Corporation has performed all of the material obligations required to be performed by it to date and is entitled to all benefits under the Material Contracts to which it is a party;

Schedule B-15

3.13.3 the Target Corporation is not alleged to be in material default or breach of any Material Contract to which it is a party;

3.13.4 each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of the Target Corporation or its counterparty under any Material Contract; and

3.13.5 true, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

3.14	Legal Proceedings.

To the best of the Vendor’s knowledge after thorough investigation, other than the lawsuits, injunction proceedings or enforcement procedures disclosed in the due diligence carried out by the Purchaser, including Lawsuit 4470/23.0T8OER, Tribunal Judicial da Comarca de Lisboa Oeste – Juiz 1, there is no Action pending or threatened against the Target Corporation. The Target Corporation is not subject to or otherwise bound by any Applicable Law that prohibits or limits in any material respect the conduct of its Business and there is no Action pending or threatened against or affecting the Vendor or the Target Corporation that, if determined or resolved adversely to the Vendor or the Target Corporation, would cause a Target Corporation Material Adverse Effect or would materially restrict the Vendor’s ability to perform its obligations hereunder or to timely complete the Contemplated Transaction. Target Corporation’s known legal proceedings are described in Exhibit H.

3.15	Compliance with Laws; Business

The Target Corporation has at all times conducted, and currently conducts, its Business in material compliance with all Applicable Laws. The Target Corporation has not received any notice of any violation of any Applicable Laws, and the Target Corporation is not under investigation or review by any Governmental Authority with respect to any violation of any Applicable Laws. The only business carried on by the Target Corporation is the Business.

3.16	Licenses.

3.16.1 The Target Corporation holds or possesses, and is in compliance with, all Licenses required for the lawful conduct of its Business as currently conducted. The Target Corporation has not received any notice advising of the refusal to grant any License that has been applied for or is in process of being granted and there is no reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. In particular, the Vendor hereby represents and warrants that all necessary licenses and permits required for the operation of the Target Corporation’s facilities located in Sintra and Aljustrel, including but not limited to Good Agricultural and Collection Practices (GACP) and Good Manufacturing Practices (GMP) certifications applicable to its activities, are valid, up-to-date, and in full force and effect. This representation and warranty explicitly includes all licenses and permits issued by the National Authority of Medicines and Health Products, I.P. (Infarmed), or any other regulatory authority, necessary for the lawful operation of the said facilities. The Vendor further represents and warrants that these licenses and permits will be maintained in a state of compliance and will be free of any liens, encumbrances, or legal impediments. The Vendor shall provide the Purchaser with all relevant documentation evidencing the current status and validity of these licenses and permits, including any recent inspections, compliance reports, and correspondence with regulatory authorities, no later than 10 (ten) days prior to the Closing Date of the transaction.

Schedule B-16

3.16.2 The Target Corporation does not hold cannabis or cannabis-related operations or interests in the United States (including employees, facilities, royalty entitlements or investments in a United States based cannabis business), or sells or distributes cannabis into the United States.

3.17	Assets

Beyond what was shown in the due diligence:

3.17.1 The Target Corporation owns (with good and marketable title) all of the properties (other than real property) and assets that it purports to own that are material to the conduct of its Business, including all the properties (other than real property) and assets reflected as being owned by the Target Corporation in its financial books and records and as of the Closing Date.

3.17.2 The Target Corporation has legal and beneficial ownership of its properties and assets free and clear of all Liens, except for Permitted Liens.

3.17.3 No other Person owns any property (other than real property) or assets which are being used in the Business except for the personal property leased by the Target Corporation pursuant to the Material Contracts and the Intellectual Property licensed to the Target Corporation.

3.17.4 With respect to the Target Corporation, (a) all of its tangible personal property used by it in connection with its Business has been maintained in accordance with generally accepted industry practice, is in good operating condition and repair, ordinary wear and tear excepted, and, with respect to tangible personal property used in the cultivation, production, processing or packaging of cannabis, all such personal property is fit for its intended purpose, (b) all personal property leased by it as lessee is, in all material respects, in the condition required of such property by the terms of the lease applicable thereto during the term of the lease and upon expiration thereof, (c) in respect of all owned personal property, there are no material Claims currently proceeding, pending, or threatened against or affecting any of such owned personal property which could be reasonably expected to affect the Target Corporation’s title to such personal property, and (d) in respect of all leased personal property, there are no material claims currently proceeding or pending or threatened against or affecting such leased personal property which could be reasonably expected to affect the Target Corporation’s rights in respect of such personal property.

3.17.5 No part of the assets or properties of the Target Corporation (whether leased or owned), other than real property, has been taken, condemned or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor is there any intent or proposal to give such notice or commence any such proceedings.

3.17.6 No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from the Target Corporation of any of its assets or properties, other than inventory to be sold in the Ordinary Course of Business, and no Person has any such option, understanding, right or privilege has provided notice that it intends to exercise any such option, understanding, right or privilege under any Material Contract to which any such Person is party.

Schedule B-17

3.17.7 None of the buildings, plants, structures, vehicles, equipment or other property of the Target Corporation are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course of Business that are not material in nature or cost.

3.18	Products

To the best of the Vendor’s knowledge after thorough investigation and beyond what was shown in the due diligence:

Each product sold or delivered by the Target Corporation is and has been sold or delivered in conformity in all material respects with all applicable Contracts of the Target Corporation and all express and implied warranties of the Target Corporation, and the Target Corporation does not have any liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability) for replacement thereof or other Damages, liability or obligations in connection therewith. No product sold or delivered by the Target Corporation is subject to any material guarantee, warranty, or other indemnity beyond the legal or applicable standard terms and conditions of sale.

3.19	Intellectual Property; Privacy, Confidentiality

3.19.1 Beyond what was shown in the due diligence, the Target Corporation exclusively owns and possesses valid and enforceable rights, title and interest in and to all Intellectual Property used in or necessary to operate its business (the “Corporate IP”), free and clear of any Liens. The Target Corporation has not granted any license on such Intellectual Property to any third parties.

3.19.2 The prior and current use of the Corporate IP by the Target Corporation has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any Person and there are no claims pending or threatened by any Person with respect to ownership, validity, enforceability, effectiveness or use of the Corporate IP. The Vendor is not aware of any facts that indicate a likelihood of any of the foregoing. No Person has infringed or is infringing, misappropriating, diluting or otherwise violating any of the Corporate IP, and the Target Corporation has not made or asserted any claim, demand or notice against any Person alleging any such infringement, misappropriation, dilution or other violation.

3.19.3 The Target Corporation owns and has the right to use the Corporate IP. The Vendor does not own any right, title or interest in any Corporate IP. No current or former director, consultant or employee of the Target Corporation retains or claims to have any ownership or right to use the Corporate IP.

3.19.4 The Target Corporation has taken commercially reasonable steps under the circumstances to protect the secrecy, confidentiality and value of its Corporate IP and the Target Corporation has not received any requests from any Person for disclosure of any Corporate IP.

3.19.5 The Target Corporation has taken reasonable steps to protect and maintain the Target Corporation’s confidential information in accordance with industry best practices. The Target Corporation have taken reasonable steps to protect the know-how, trade secret or confidential information of third parties provided to the Target Corporation in accordance with all applicable obligations of confidentiality.

Schedule B-18

3.19.6 The Target Corporation has paid all application and renewal fees relating to its Corporate IP that has become due.

3.19.7 The Target Corporation is not bound by any outstanding judgment, injunction, order or decree restricting the use of its Corporate IP or restricting the licensing thereof to any person or entity.

3.19.8 The Target Corporation has not been notified in writing of, nor is the Target Corporation the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

3.19.9 No third party has claimed that any Person now or previously employed or engaged as a consultant the Target Corporation has (i) violated or may be violating any of the terms or conditions of their employment, non-competition or non-disclosure agreement with such third party, (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or violated any confidential relationship which such Person may have had with such third party in connection with the development or sale of any service, product or proposed service or product of the Target Corporation, or (iii) interfered or may be interfering in the employment relationship or other contractual relationship between such third party and any of its present or former employees.

3.19.10 The provision of information to the Purchaser in connection with the transaction contemplated in this Agreement has not violated any confidentiality or non-disclosure obligation of the Target Corporation.

3.20	Tax Matters.

Beyond the responsibilities and tax liabilities and debts shown in due diligence and described in Exhibits G and I:

3.20.1 The Target Corporation has paid all Taxes which are due and payable within the time required by Applicable Laws, and has paid all assessments and reassessments it has received in respect of Taxes. The Target Corporation has provided full and adequate provision in accordance with IFRS in the Company Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course of Business. The Target Corporation has not received any refund of Taxes to which it is not entitled.

3.20.2 The Target Corporation has filed or caused to be filed with the appropriate Governmental Authority, within the times and in the manner prescribed by Applicable Laws, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately all liability for Taxes of each Target Corporation for the periods covered thereby.

3.20.3 There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Target Corporation.

Schedule B-19

3.20.4 Except as disclosed in the due diligence carried out by the Purchaser, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened against the Target Corporation in respect of Taxes and there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Target Corporation by a Governmental Authority. The Target Corporation is not negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Authority and has not received any indication from any Governmental Authority that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

3.20.5 The Target Corporation has withheld and collected all amounts required by Applicable Laws to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Laws.

3.20.6 No claim has ever been made in writing by a Governmental Authority in respect of Taxes in a jurisdiction where the Target Corporation does not file Tax Returns that the Target Corporation is or may be subject to Tax by that jurisdiction.

3.20.7 The Target Corporation is not a party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).

3.20.8 The Target Corporation is not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

3.20.9 The Target Corporation does not own interest in Taxable Australian Property (as defined in Section 855-15 of the Australian Income Tax Assessment Act).

3.20.10 All of the Portuguese real estate assets owned by the Target Corporation were used in an agricultural, industrial, or commercial activity (meaning, it is not for trading).

3.20.11 No more than 50% of the Target Corporation’s aggregate assets (in accordance with IFRS) are “immovable property” as defined in the Article 27, n.º2, c) of the Portuguese Tax Benefits Code (Estatuto dos Benefícios Fiscais).

3.20.12 There are currently no Tax foreclosures or enforcement proceedings pending or threatened against the Target Corporation in Portugal, and there are no circumstances, and the Target Corporation has no debts, that could become a Tax foreclosure or result in enforcement proceedings in Portugal in the future. There are no Taxes outstanding in respect of the RPK Real Property.

3.21	Environmental Matters.

To the best of the Vendor’s knowledge after thorough investigation, the Target Corporation is in compliance with Environmental Laws. The Target Corporation has not received any notice of violation of, or incurred any Liability or any nature or kind with respect to, any Environmental Laws.

Schedule B-20

3.22	Employment Matters.

Beyond what was shown in the due diligence:

3.22.1 Exhibit E includes a complete and accurate list of (a) the names, titles and annual compensation entitlements and other compensation entitlements (including non-cash fringe benefits) of all Persons employed or engaged by the Target Corporation on a full or part-time basis and all persons (other than lawyers and external chartered accountants) who provide consulting or other services to the Target Corporation on a full or part-time basis, including all individuals who may be considered to be employees pursuant to Applicable Laws, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment, and (b) the date each such Person was hired or retained.

3.22.2 Since the date that is one (1) year prior to the date hereof, in addition to the updating of the minimum wage introduced by law, (x) there has not been any increase in the rate of compensation payable or to become payable by the Target Corporation to a director, employee or officer of the Target Corporation (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees); (y) there has been no loan made to, nor grant of security nor guarantee to, or payment, grant or accrual of any bonus payment, retention payment, incentive compensation payment, service award payment, or other similar payment to a director, employee or officer of the Target Corporation; and (z) there have been no changes to the compensation structure applicable to any director, employee or officer of the Target Corporation.

3.22.3 The Purchaser has been provided with true and complete copies of any Contracts for the employment or engagement of any officer, director, consultant or employee of the Target Corporation.

3.22.4 The Target Corporation has not entered into any Contract or made any arrangements with any of its employees or service providers which could reasonably be expected to have the effect of depriving it of the continued services of any such Persons following the Closing Date. As far as the Vendor knows, none of the employees of the Target Corporation currently intends to resign their employment.

3.22.5 The Target Corporation is not a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts or any charge of unfair labour practice. The Target Corporation has not experienced any work stoppage.

3.22.6 There are no material Claims for wrongful dismissal, constructive dismissal or any other material Claim, actual, pending or threatened, or any litigation, actual, pending or threatened, relating to employment or termination of employment of employees or independent contractors of the Target Corporation.

3.22.7 Each Governmental Authority has, in all material respects, operated in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any Governmental Authority with respect to any employment or labour matters.

Schedule B-21

3.22.8 All officers, directors, consultants, employees or any other engaged by the Target Corporation are covered by a valid work accident insurance, updated with all amounts paid.

3.22.9 The Target Corporation is in compliance with all occupational health and security regulations, occupational health and security services are organized, employees consultation in the area of occupational health and safety has taken place, risk assessment was done for all workstations and all recommendations in the reports of each of the workstations were followed.

3.22.10 All legal procedures to terminate employment and service providers contracts in the last 12 months have been followed by the Target Corporation.

3.22.11 The admission of all foreign employees was communicated to the competent national authorities, the Target Corporation keeps an updated record of the residence permit of such employees and there are no foreign employees with an expired residence permit, or to be expired in the next six months, currently working at any Target Corporation.

3.22.12 No officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation have holidays days due in a material amount and not enjoyed from before 2022.

3.22.13 No officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation are entitled to any overtime or compensatory rest from before 2022.

3.22.14 Records of work time, overtime, holidays, disciplinary action, work accidents and vocational training are kept since the date of admission of any officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation.

3.22.15 The Target Corporation was not served with a notice issued by the competent national authorities in the past 8 years regarding labour or employment violations.

3.22.16 The registration and payment to the salary guarantee fund of all employees are complete and updated on the Target Corporation.

3.22.17 All officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation have completed the legally required vocational training under Applicable Laws in the last 5 years.

3.22.18 Other than those reflected in Exhibit I, there are no tax or social security debts relating to any officers, directors, consultants, employees or any other engaged by the Target Corporation.

3.22.19 The Target Corporation has complied with all Applicable Laws regarding prohibition of discrimination and harassment.

3.23	Employee Plans.

The Target Corporation does not have any Employee Plan in place.

Schedule B-22

3.24	Anti-Corruption; Money Laundering

To the best of the Vendor’s knowledge after thorough investigation :

3.24.1 The Target Corporation (and no representative, or Person acting on behalf, of the Target Corporation in its capacity as such) has not violated the anti-bribery or anti-corruption laws of any jurisdiction applicable to the Target Corporation.

3.24.2 The Target Corporation (nor the Vendor nor, any Person acting on their behalf), is not nor has been, nor is reasonably expected to become the subject of or a party to any Claim or internal investigation related to any anti-bribery or anti-corruption laws and there are no circumstances likely to lead or give rise to any Claim or internal investigation.

3.24.3 The Target Corporation has at all times complied with all Applicable Laws relating to export control and trade sanctions or embargoes applicable to Target Corporation.

3.24.4 The Target Corporation is not (nor the Vendor, nor any of their respective affiliates are, or are considered by any Governmental Authority or state-owned or controlled entity (“SOE”) to be), suspended from tendering or ineligible to tender for any contract or business with, or ineligible to be awarded any contract or business by, a Governmental Authority or SOE or suspended from tendering or ineligible to tender for or perform any sub-contracting work under a contract with a Governmental Authority or SOE.

3.24.5 The Business is in compliance with financial record-keeping and reporting requirements of Applicable Laws relating to money laundering and there is no Claim by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Target Corporation with respect to such laws and no such Claim is pending or threatened.

3.25	Related Party Transactions.

3.25.1 There are no accounts payable, accounts receivable or other obligations, transactions, Contracts or liabilities of any nature whatsoever between the Target Corporation, on the one hand, and any Related Party, on the other hand, excluding any obligation of the Target Corporation incurred in the Ordinary Course of Business to pay wages, salaries or fees for service to any Related Party in connection with such Related Party’s services as an employee of the Target Corporation. Without limiting the foregoing and in particular, all intercompany loans, shareholder loans, and any other loans and interest, including a debt towards the company “Catalyst” (owned by an Akanda shareholder and current director of the Target Company, Kiran Sidhu) and with the exception of Caixa Agricola Bank Debt, shall be extinguished at Closing, and the Purchaser or RPK, or any resulting issuer shall hold no obligation to repay any such loans or interest.

3.25.2 No Related Party owns or has any proprietary, financial or other interests (direct or indirect) in any authorization, pending authorization or asset which the Target Corporation owns, possesses or uses or proposes to own, use or possess in the operation of its Business as now or previously conducted.

Schedule B-23

3.26	Insurance.

The Target Corporation maintains the policies covering work accidents liability in good standing, issued by responsible insurers, as provided by law. Such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Closing. There is no reason to believe that any such policies as applicable to the Target Corporation only would not continue to be renewed in the Ordinary Course of Business and at consistent premiums, subject to general market fluctuations, after completion of the transactions contemplated hereby.

3.27	Insolvency.

3.27.1 Target Corporation is in a difficult financial situation, with all the debts and liabilities shown in the due diligence, the Purchaser being fully aware of this and accepting this circumstance.

3.28	No Brokers

As far as the Vendor knows and beyond what was shown in the due diligence neither the Vendor, the Target Corporation, nor any of their respective representatives has incurred any liability or obligation to any consultant, broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any ancillary agreement to which it is (or will be) a party.

3.29	Real Property

As far as the Vendor knows, beyond what was shown in the due diligence and the encumbrances or charges registered and included in the land registry certificates:

3.29.1 The Target Corporation is the sole and exclusive legal and beneficial owner of the owned Real Property, which were acquired lawfully and peacefully, being the respective possession and fruition public and pacific, unconditional and undisputable, and there are no judicial or extrajudicial conflicts, either current or potential, in which the Target Corporation’s property rights, possession and fruition of the same is discussed.

3.29.2 The Target Corporation has good and marketable property right to, or a valid leasehold interest in, all Real Property. Beyond what was registered and included in the land registry certificates, all such Real Property (including leasehold interests) is free from all Liens, guarantees, pledges, liabilities or security interest of any kind seeking the ownership transfer or the possession transfer, any promissory right of acquisition/usufruct/usage/lease in any form, easement, option right, pre-emption right, conditional assignment, fiduciary assignment (alienação fiduciária), court order, claim, retention right, preferential arrangement, attachment or seizure, usufruct, lease or third party’s right of use in any way, any encumbrance of any type that limits or prevents the use, enjoyment and disposal of the Real Property, as well as any agreement allowing to create any of the foregoing.

3.29.3 The Target Corporation does not own, and has not directly or indirectly owned, any legal or beneficial interest in any real property, other than the owned Real Property and the RPK Real Property (defined below), and there are no pending agreements for the use of third-party properties other than the Aljustrel Lease.

3.29.4 The Target Corporation has kept and maintained owned Real Property in good operating condition and repair to preserve its value and operating efficiency, normal wear and tear excepted and as far as the Vendor knows there are no structural defects, any substances, superficial or infiltrated, nor hazardous material, in the soil, in the subterranean waters and/or in the buildings and no works subject to licensing or authorization by the relevant municipalities and/or by any other entity, public or private, or works subject to mere prior communication to any of the referred entities, were performed without such licenses, authorizations and/or communications having previously obtained or performed.

Schedule B-24

3.29.5 Exhibit F sets out a list of the “RPK Real Property”. The current Contracts in respect of the RPK Real Property are not with Related Parties of the Target Corporation and such Contracts are in good standing and in full force and effect and, as long as Target Corporation’s debts are paid, in particular those described in Exhibit G to this agreement, no default has occurred on the part of the Target Corporation under any of such Contract, nor has any default occurred by any other party thereto under any such Contract (except in each case, any such default that has previously been cured). The RPK Real Property has not and will not be acquired or leased from a Related Party of the Target Corporation and such acquisition or lease will be on arm’s length terms. As long as RPK debts are paid, the Vendor has no reason to believe the RPK Real Property will cease to be Real Property of the Target Corporation or that the Target Corporation may lose title to any RPK Real Property under the same conditions and warranties as provided for in this Section 3.29 in respect of owned Real Property as at the applicable closing of the purchase of the RPK Real Property by the Target Corporation.

3.29.6 Exhibit F lists (i) the municipal address of each parcel of Real Property and RPK Real Property, (ii) title and indication if such Real Property or RPK Real Property is (or is intended to be) leased or subleased by the Target Corporation, the details of such lease or sublease executed by reference to the RPK Real Property (and any amendments and restatements, supplements or modifications), including the name of the landlord, the rental amount currently being paid (including any prepaid rental payments and specifying any breakdown of base rent and additional rents), the expiration of the term of such lease or sublease, any rights of renewal, any restrictions on assignment or Change of Control pertaining to such lease, (iii) the current use of such Real Property and the RPK Real Property, and (iv) any Lien over such Real Property and the RPK Real Property, other than Permitted Liens and registered in the land registry certificates.

3.29.7 With respect to the current use of the Real Property and the RPK Real Property:

3.29.7.1 All licences, certificates, consents, approvals, rights, permits (including building and occupancy permits) and agreements required to enable the Real Property and RPK Real Property to be used, operated and occupied in its current and intended manner were duly obtained, are in force and are being complied with or have been obtained, or to the extent that any have not already been obtained, the same are not yet required and, if not yet required but the same are material, the Vendor has no reason to believe that the same will not be available before the time that the same are so required;

3.29.7.2 all applicable legal and contractual requirements with regard to the use, occupancy, severance, construction and operation thereof, including all zoning, by-laws, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental authority are being complied with and the Vendor has no reason to believe that any such applicable legal or contractual requirement is not being complied with;

Schedule B-25

3.29.7.3 all declarations, easements, rights-of-way, covenants, consents, conditions and restrictions of record or required by law are being complied with;

3.29.7.4 all building services required for the proper functioning of the Real Property and RPK Real Property have been obtained, are functioning properly and are fit and suitable for their intended purpose, without prejudice to the normal wear and tear of buildings.

3.29.8 There are no agreements, options, rights, contracts or commitments to sell, transfer or otherwise dispose of any Real Property or RPK Real Property (in whole or in part) or lease agreements, sublease agreements or promissory lease agreements in favour of third parties, third party rights over the Real Property or the RPK Real Property (in whole or in part) or any other agreements that would restrict or prevent in any way the ability of the Target Corporation to directly or indirectly use, enjoy, dispose or transfer any Real Property or the RPK Real Property.

3.29.9 With respect to leased Real Property:

3.29.9.1 the Vendor has delivered or made available to the Purchaser true, complete and correct copies of any and all leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications thereto. Such leases have been duly authorized and approved by the Target Corporation that is party thereto, and are valid, binding and enforceable in accordance with their and legal terms subject to Enforceability Limitations;

3.29.9.2 The Target Corporation is not a sublessor or grantor under any sublease, license, occupancy agreement or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property;

3.29.9.3 As long as rents are paid, to the best of the Vendor’s knowledge, there is no existing condition which, but for the passage of time or the giving of notice, could result in (A) default by the Target Corporation under the terms of any of the leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications, or (B) default by a tenant under the terms of its lease; and

3.29.9.4 To the best of the Vendor’s knowledge after thorough investigation, there is no existing defect or condition affecting any leased Real Property that is impairing the current use of such leased Real Property in connection with the businesses carried on by the Target Corporation or any of them.

3.29.10 No material improvements constituting a part of the Real Property or RPK Real Property encroach on real property owned or leased by a Person (other than the Target Corporation), and to the best of the Vendor’s knowledge after thorough investigation there is no encroachment or right of first refusal or first offer onto the Real Property, or RPK Real Property prior to owning or once owned, by buildings or improvements from adjoining lands.

3.29.11 Beyond what was shown in the due diligence, there are no actions pending against the Target Corporation, the Real Property or the RPK Real Property or any portion thereof or interest therein which would adversely affect ownership and title over the Real Property or the RPK Real Property, use, enjoyment and disposal of the same, the value of the Real Property or the RPK Real Property, the income generated by the Real Property or RPK Real Property, vacancy rates in respect of the Real Property or RPK Real Property or the assets, financial condition, business or operations of the Target Corporation, as long as its debts are paid.

Schedule B-26

3.29.12 The Vendor has not withheld any information of a material nature relating to the Real Property or RPK Real Property.

3.29.13 True and complete copies of all agreements with respect to the Real Property and the RPK Real Property have been provided to the Purchaser.

3.29.14 No owned Real Property, no leased Real Property, nor the RPK Real Property, has been taken, condemned or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor do the Vendor have any knowledge of any intent or proposal to give such notice or commence such proceedings.

3.29.15 The registrations in respect of each Real Property or the RPK Real Property at the land registry office are in compliance, in all material respects, with the tax authority’s registrations and the use permits (autorização de utlização) issued for each Real Property or the RPK Real Property.

3.29.16 The Target Corporation has not been notified of a material breach of any construction, urban planning and zoning laws in respect of the Real Property or the RPK Real Property (including constructions, equipment, facilities and installations) and, so far as the Vendor is aware, there are no reasons to expect that any such notifications may arise.

3.29.17 No urban operations, including but not limited to any zoning operation and/or construction works, have been carried out in any Real Property or the RPK Real Property (or from which the Real Property or the RPK Real Property resulted) without all necessary approvals and/or titles by the relevant authorities having been requested and effectively granted.

3.29.18 The use of the Real Property or the RPK Real Property is complying and have complied in all material respects with the urban planning instruments and urban planning required licences, permits, consents, approvals, and authorisations and there are no facts or circumstances that may limit, impair or prevent, in any way, the use of the Real Property or the RPK Real Property.

3.29.19 The Target Corporation has not received any notice by the relevant municipalities or any public or private entity for the performance of compulsory works or works necessary the licensing or exercise of the activities that are being carried out in the same in the Real Property or RPK Real Property or for the payment of any indemnity or compensations for any damages caused by the lack of timely execution of such works.

3.29.20 All taxes, charges, fees and expenses, as well as urbanistic compensations relative to the urbanistic procedures involving the Real Property or the RPK Real Property have been duly and timely paid and there is no liability, contingent or pending, namely but not limited to, taxes for which the Real Property or the RPK Real Property may respond for or used as collateral.

3.29.21 There are no, nor there will be, on the Closing Date any debts, responsibilities or fiscal or parafiscal charges before the State, relevant Municipality or any public or private entity, referring to taxes, surtaxes, fees or contributions of any nature, arising from the acquisition, use, construction, fruition or ownership of the Real Property or the RPK Real Property.

Schedule B-27

3.29.22 There are no construction agreements executed by reference to any of the Real Property or the RPK Real Property pending, with pending obligations (by any of the Parties) or pending guarantees and there are no outstanding amounts due to any contractors under any construction works agreements related to the Real Property or the RPK Real Property.

3.30	Disclosure.

Neither this Agreement nor any agreement entered into in connection with this Agreement (i) contains any untrue statement of a material fact in respect of the affairs, operations or condition of the Target Corporation, their assets, their Business, or the transactions contemplated herein, or (ii) omits any statement of a material fact necessary in order to make the statements in respect of, the affairs, operations or condition of the Target Corporation, their assets, their Business, or the transactions contemplated herein or therein not misleading. There is no fact known to the Vendor which materially and adversely affects the affairs, operations, condition or prospects of the Target Corporation, their assets, their Business, or the transactions contemplated herein or in any agreement entered into in connection with this Agreement, or which could reasonably be expected to have the Target Corporation Material Adverse Effect, which has not been set forth in this Agreement.

3.31	Power and Capacity.

3.31.1 The Vendor has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and any other Contract contemplated hereby to be entered into by the Vendor on the terms and conditions set forth therein and to perform the Vendor’s obligations hereunder and thereunder.

3.31.2 There is no Action in progress or pending and there are no grounds on which any such Action would reasonably be expected to be commenced, and there is no order outstanding against or affecting the Vendor that, in any such case, adversely affects or would reasonably be expected to adversely affect the ability of the Vendor to enter into this Agreement or to perform the Vendor’s obligations hereunder or complete the Contemplated Transaction.

3.32	Required Consents.

With the exception of the Bank’s consent in relation to the “Bank Debt”, no consents, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or under any Contract is required to be obtained, made or given by the Vendor as a result of its execution, delivery and performance of this Agreement or the completion of the Contemplated Transaction.

3.33	Ownership of Purchased Interest and Share

The Vendor owns, beneficially and of record, and has good and valid title to, the Purchased Interest free and clear of any and all Liens. Except as set forth in the Organizational Documents of the Vendor, there are no limitations or restrictions on the Vendor’s right to sell or transfer the Purchased Interest and except for the rights of the Purchaser under this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from the Vendor of any of the Purchased Interest. The Vendor owns, beneficially and of record, and has good and valid title to, of the issued and outstanding share of the Target Corporation, free and clear of any and all Liens and no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition of any securities of the Target Corporation.

Schedule B-28

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Vendor to enter into this Agreement and to complete the Contemplated Transactions, the Purchaser hereby represents and warrants to the Vendor as set forth in this Article 4. The representations and warranties of the Purchaser contained in this Agreement shall survive the completion of the Contemplated Transaction and shall expire and be terminated on the earlier of one year after the Closing Time and the date on which this Agreement is terminated in accordance with its terms provided that, notwithstanding the foregoing, if Closing occurs, and any claim which is based upon intentional misrepresentation or fraud by the Purchaser, may be made or brought by the Vendor at any time for the maximum period permitted by Applicable Laws.

4.1	Organization.

The Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on its business as currently conducted; and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its busines or the property or assets owned or leased or used by the Purchaser makes such qualification or licensing necessary under Applicable Laws.

4.2	Authorization.

The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and any agreement to be delivered pursuant to or connection with this Agreement, to perform its obligations hereunder and thereunder and to complete the Contemplated Transaction. This Agreement has been duly and validly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the Enforceability Limitations.

4.3	No Conflicts; Required Consents.

4.3.1 The execution and delivery by the Purchaser of this Agreement does not, and the completion by the Purchaser the Contemplated Transactions will not, (i) conflict with or violate any provision of the Purchaser’s Organizational Documents; or (ii) (A) conflict with or violate any Applicable Laws binding upon or applicable to the Purchaser or any of its material assets or properties; or (B) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon any assets or properties of the Purchaser, or any material Contract or License to which the Purchaser is a party or by which the Purchaser or any of its material assets or properties is bound.

4.3.2 With the exception of the Bank’s consent in relation to the “Bank Debt”, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by the Purchaser as a result of the execution, delivery and performance of this Agreement by it or the completion of the Contemplated Transactions, except the filings with Governmental Authorities and payments required by Applicable Laws.

Schedule B-29

4.4	Due Diligence

4.4.1 The Purchaser declares that it has carried out a due diligence on the Target Corporation (whose disclosure is reflected in Exhibit K of this Agreement) and that it has received all the documents and information it requested. For this reason, the Purchaser is aware of the financial situation of the Target Corporation, its assets, contracts, debts, loans and encumbrances, debts to Social Security and the Tax Authority, lawsuits and agrees to purchase it on these terms. Also for this reason, the conclusion of this Agreement is only dependent on the Bank’s consent in relation to the “Bank Debt” (including the agreement with Caixa de Crédito Agrícola on the terms of the reinstatement of the “Bank Debt”).

4.4.2 The Purchaser is aware that no guarantee of good execution of work or similar on any properties is given by the Vendor. The Purchaser knows and accepts the condition of the properties described in the definitions of this Agreement.

ARTICLE 5
COVENANTS

5.1	Interim Operations.

5.1.1 From the Agreement Date until the earlier of the Closing Date, except as otherwise provided in this Agreement, the Vendor will cause the Target Corporation to: (i) conduct their Business only in the Ordinary Course of Business; and (ii) use its commercially reasonable efforts to preserve intact the business organization and goodwill of such businesses and to maintain their respective relationships with their customers, clients and other Persons having business dealings with them. From that date, until the Termination Date, the Vendor will use its best efforts to make this happen.

5.1.2 Without limiting the generality of the foregoing, except as expressly permitted or required by this Agreement or as approved in writing by Somai, from the Agreement Date until the earlier of the Closing the or the termination of this Agreement in accordance with its terms, the Vendor will not permit either Target Corporation to:

5.1.2.1 amend or otherwise change its Organizational Documents;

5.1.2.2 take any action that would permit any Lien over any of its assets;

5.1.2.3 authorize, issue, sell or transfer any of its share capital or other equity interests or any securities convertible into or exercisable or exchangeable for its share capital or other equity interests, or adjust, split or reclassify any of its share capital or other equity interests;

5.1.2.4 declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or other property) in respect of any its share capital or other equity interests or make any other distribution (whether in cash, stock or other property) whatsoever to any Related Party; provided that, the foregoing shall not apply to salaries or wages paid in the Ordinary Course of Business to any Related Party who is an employee of the Target Corporation;

Schedule B-30

5.1.2.5 merge or consolidate with any other Person or acquire any business or assets of any other Person (whether by merger, stock purchase, asset purchase or otherwise), or form any Subsidiary;

5.1.2.6 adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

5.1.2.7 make any material change in the operation of business, except such changes as may be required to comply with this Agreement or any Applicable Laws;

5.1.2.8 make, authorize or make any commitment with respect to, any single capital expenditure that is in excess of € 60,000 or capital expenditures that are, in the aggregate, in excess of € 100,000, unless it is essential for the survival of RPK’s Business, upon written notice sent to the Vendor;

5.1.2.9 except in connection with operations in the Ordinary Course of Business and upon terms not materially adverse to the Target Corporation, amend in any material respect, or terminate (other than in accordance with its terms) any Contract material to the Business or the Target Corporation, or waive, release or assign any material rights or claims thereunder;

5.1.2.10 except in connection with operations in the Ordinary Course of Business and upon terms not materially adverse to the Target Corporation enter into any Contract material to the Business: (i) that has a term of, or requires the performance of any obligations over a period in excess of one month; or (ii) that cannot be terminated without penalty on less than one (1) months’ notice;

5.1.2.11 sell, lease (as lessor), transfer or otherwise dispose of, or mortgage, encumber, pledge or impose any Lien on, any of its assets or properties, other than dispositions of immaterial assets or properties for fair value in the Ordinary Course of Business;

5.1.2.12 create, incur, assume or guarantee any Indebtedness, other than Transaction Expenses, or extend or modify any existing Indebtedness, without prejudice to interest and debts shown in due diligence;

5.1.2.13 make any loans, advances or capital contributions to, or investments in, any Person;

5.1.2.14 cancel any debts owed to, or waive any material claims or rights held by the Target Corporation;

5.1.2.15 commence, settle or compromise any Action by or against the Target Corporation, other than settlements entered into in the Ordinary Course of Business and requiring only the payment of monetary Damages in an aggregate amount not to exceed $60,000;

5.1.2.16 incur expenses (including legal or other professional fees) in excess of$ 60,000 in the aggregate in connection with any ongoing, new or proposed Action involving or relating to the Target Corporation, but excluding any Transaction Expenses;

Schedule B-31

5.1.2.17 except as required by Applicable Laws or any existing Contract in effect on the Agreement Date: (i) institute or announce any increase in the compensation, bonuses or other benefits payable to any of its executive employees or consultants; (ii) enter into or amend any employment, consulting, severance or change of control agreement with any such Person; or (iii) enter into or adopt any Employee Plan;

5.1.2.18 enter into any transaction with any of its Affiliates, except transactions that are at prices and on terms and conditions not less favorable to the Target Corporation than could be obtained on an arm’s-length basis from unrelated third parties;

5.1.2.19 make any change in the accounting methods, principles or policies of the Target Corporation, other than any change required by Applicable Laws or a change in IFRS;

5.1.2.20 fail to file any material Tax Return when due or pay any material Tax when due (other than Taxes being contested in good faith), or make or change any Tax election;

5.1.2.21 fail to use commercially reasonable efforts to collect any accounts receivable when due;

5.1.2.22 fail to renew or otherwise keep in full force and effect any material License relating to its Business;

5.1.2.23 fail to use its best efforts to take all required steps and actions (including the payment of all fees and expenses) necessary to obtain, and maintain in good standing, any required Licenses; or

5.1.2.24 enter into any Contract with respect to any of the foregoing.

5.2	Access to Information.

From the Agreement Date until the earlier of the Closing Date or the Termination Date:

5.2.1 the Vendor will cause the Target Corporation to, subject to compliance with Applicable Laws, furnish to the Purchaser and their authorized representatives such additional information relating to the Target Corporation and their respective Business as the Purchaser or Somai may reasonably request; and

5.2.2 Somai will, subject to compliance with Applicable Laws, furnish to the Vendor such additional information relating to Somai and any other Somai Member Group and the Somai Business as the Vendor may reasonably request. Somai Business means the activities carried out by Somai, all the information of Somai necessary for the sale of the Purchased Share and all the information that the Bank best identified in the definition “Bank Debt” requests.

5.3	Notice of Certain Events.

5.3.1 From the Agreement Date until the earlier of the Closing or the Termination Date, the Vendor will promptly notify the Purchaser in writing of: (i) the Target Corporation Material Adverse Effect; (ii) any breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (iii) any notice or other communication from any third Person (including any Governmental Authority) alleging any required consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transaction; (iv) any Actions commenced or threatened against the Target Corporation that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to this Agreement or that relate to the completion of the Contemplated Transaction; and (v) any communications from any Governmental Authority relating to any License held or applied for by the Target Corporation.

Schedule B-32

5.3.2 From the Agreement Date until the earlier of the Closing Date or the Termination Date, Somai will promptly notify the Vendor in writing of: (i) any Somai Material Adverse Effect; (ii) breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (iii) any notice or other communication from any third Person (including any Governmental Authority) alleging that any required consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transaction; (iv) any Actions commenced or threatened against any Somai Member Group that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to this Agreement or that relate to the completion of the Contemplated Transaction; and (v) any communications from any Governmental Authority relating to any License held or applied for by any Somai Member Group.

5.4	Efforts.

Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to satisfy the conditions to Closing to be satisfied by it under Article 6 and to cause the Closing to occur and to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the Contemplated Transaction.

5.5	Exclusivity.

From the Agreement Date until the earlier of the Closing Time and the termination of this Agreement in accordance with its terms, except with the prior written consent of the Purchaser, the Vendor will not (and will cause all directors, officers, employees, agents, representatives and Affiliates acting on its behalf and/or on behalf of the Company (as applicable) not to): (i) solicit, initiate, encourage or accept any offer or proposal from any Person (other than the Somai Member Group and their respective representatives) concerning any merger, consolidation, sale or transfer of material assets, sale or transfer of any equity interests or other business combination involving the Target Corporation (an “Acquisition Proposal”); (ii) engage in any discussions or negotiations with any Person (other than the Somai Member Group and their respective representatives) concerning any Acquisition Proposal; or (iii) furnish any non-public information concerning the business, properties or assets of the Company to any Person (other than the Somai Member Group and their respective representatives), except as required to comply with any Applicable Laws or this Agreement or except in the Ordinary Course of Business. The Vendor will (and will cause the directors, officers, employees, agents, representatives acting on behalf of the Company to) immediately cease and cause to be terminated all existing discussions, negotiations or other communications with any Persons conducted heretofore with respect to any of the foregoing. The Vendor will immediately notify the Purchaser in writing upon receipt by the Target Corporation, or the Vendor, of any proposal, offer or inquiry regarding an Acquisition Proposal, which notice will indicate in reasonable detail the identity of the Person making such proposal, offer or inquiry and the terms and conditions of any such Acquisition Proposal.

Schedule B-33

5.6	Confidentiality.

5.6.1 Except with respect to an announcement pursuant to Section 11.11 of the Contemplated Transaction and disclosure to the Bank best identified in the Bank Debt definition, no Party shall disclose this Agreement or any other aspects of the Contemplated Transaction to any Person except (i) to its board of directors, senior management, employees and legal, accounting, financial or other professional advisors, but, in each case only to the extent that such representatives have been informed of the confidential nature of such information and are bound by an obligation to maintain the confidentiality of such information, (ii) as is required to enforce its rights or the obligations of another Party under this Agreement, or (iii) as may be required by any Applicable Laws and, then, only in compliance with Section 5.6.2.

5.6.2 In the event that a Party or any of its representatives is required by any Applicable Law in any proceeding to disclose this Agreement or any aspects of the Contemplated Transaction, such Party will provide the other Parties with prompt prior notice so that the other Parties (or any of them) may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that no other Party is able to obtain such protective order or other appropriate remedy, the first Party will furnish only that portion of this Agreement or the aspects of the Contemplated Transaction which it is advised by a written opinion of counsel is legally required, and will give the other Parties written notice of the information to be disclosed as far in advance as practicable, and will exercise commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the information so disclosed.

5.7	Expenses.

The Purchaser and the Vendor will each bear and pay their own respective costs and expenses incurred in connection with this Agreement and the Contemplated Transaction, whether or not the Contemplated Transaction is completed. The Target Corporation will not be responsible or liable for and will not pay any costs or expenses incurred in connection with this Agreement and the Contemplated Transaction (including the fees and expenses of any counsel, accountant or other advisor retained by or for the benefit of any such Person).

5.8	Post-Closing Deliverables

5.8.1 Within fourteen (14) days following the Closing Date: (i) the Vendor shall, or shall cause the Company to, deliver any documents and make all filings with the Governmental Authorities in Portugal as may be required for the purposes of registering the transfer of the Company Share from the Vendor to the Purchaser

5.8.2 Within forty-five (45) days following the Closing Date, the Vendor shall have delivered the Closing Financial Statements to the Purchaser, which financial statements shall reflect compliance of the Vendor’s covenants set out herein, as determined by the Purchaser and Somai, each acting reasonably.

5.9	Further Assurances.

At any time and from time to time following the Closing, at the reasonable request of any Party, each Party will execute and deliver, or cause to be executed and delivered, such other documents and instruments and will take, or cause to be taken, such further or other actions as any other Party may reasonably request or as otherwise may be reasonably necessary or desirable to evidence and make effective the Contemplated Transaction.

Schedule B-34

5.10	Termination of Certain Arrangements.

On or prior to the Closing Date, all payables, receivables, loans, Liabilities and other obligations between the Target Corporation on the one hand, and the Vendor or any of its other Affiliates on the other hand, will be repaid in full and extinguished.

5.11	Pending Debt Post-Payment of Defaulted Installments

It is hereby covenanted and agreed by the Vendor that subsequent to the payment of all Bank Debt defaulted installments as previously stipulated (in the amount of € 1,291,190.37 as of March 11 2024), the total amount of all pending debt of the Target Corporation will not exceed EUR 1,000,000 (one million euros) plus the remaining Bank Debt (in the amount of € 3,122,189.55 as of March 11, 2024). This amount includes, but is not limited to, any outstanding obligations, loans, credits, and financial liabilities owed by the Target Corporation (also including Akanda, CannaHealth, Catalyst and other related entities), whether due, accrued, contingent, or otherwise. The Vendor shall ensure that, at the time of the Closing, the sum total of all remaining indebtedness of the Target Corporation is capped at the aforementioned amount of € 1,000,000 plus the remaining Bank Debt. The Vendor is obligated to provide, no later than 10 (ten) days before the scheduled Closing Date, a detailed and certified accounting report to the Purchaser, evidencing the fulfillment of this covenant. This report must be prepared and certified by an independent accounting firm, confirming the exact amount of the Target Corporation’s pending debt post-payment of the defaulted installments.

ARTICLE 6
CONDITIONS PRECEDENT

6.1	Conditions to the Obligations of the Parties.

The obligations of the Parties to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Purchaser and the Vendor, on or prior to the Closing Date, of each of the following conditions:

6.1.1 Governmental and Exchange Approvals. All consents, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority and the Exchange required to complete the Contemplated Transaction will have been obtained, taken or made, as applicable, and will remain in full force and effect, notwithstanding the publication contemplated in Section 4.3.2.

6.1.2 No Prohibitions. No provision of any Applicable Laws will prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

6.2	Conditions to the Obligations of the Vendor.

The obligations of the Vendor to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Vendor, on or prior to the Closing Date, of each of the following further conditions:

6.2.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser set forth in this Agreement; (i) that is qualified by materiality or Somai Material Adverse Effect will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

Schedule B-35

6.2.2 Performance of Covenants. The Purchaser will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

6.2.3 No Somai Material Adverse Effect. Between the Agreement Date and the Closing Date, there will have been no Somai Material Adverse Effect.

6.2.4 Certificate of Compliance. The Purchaser will have delivered to the Vendor a certificate dated the Closing Date, signed by an authorized officer of the Purchaser, certifying as to the satisfaction of the conditions set forth in Section 6.2.1, Section 6.2.2 and Section 6.2.3.

6.2.5 Board and Shareholder Approval. Akanda shall have received the requisite approvals from its board of directors and shareholders for the completion of the Contemplated Transaction and entry into the Transaction Documents as applicable.

6.2.6 Third Party Consents. The Purchaser will have obtained the written consents of, or given notifications (to the extent only notification is required) to any third party or Governmental Authority that Applicable Law requires consent or notification, in each case in form and substance reasonably satisfactory to the Vendor, and all such consents will remain in full force and effect.

6.2.7 Receipt of Closing Deliveries. Somai will have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.5.

6.3	Conditions to the Obligations of Purchaser.

The obligations of the Purchaser to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Purchaser, on or prior to the Closing Date, of each of the further conditions in the subsequent numbers is only dependent on compliance with the conditions listed in this clause. Should any of these conditions precedent not be fulfilled, it shall constitute grounds for the termination of this Contract by the Purchaser. In such an event, the advance payment of USD 500,000.00 made by the Purchaser (deposited in the escrow account at Lawson Lundell LLP) shall be subject to restitution to the Purchaser in full, without any deductions or penalties. The precedent conditions are the following:

6.3.1 Accuracy of Representations and Warranties. Each of the representations and warranties of the Vendor set forth in this Agreement and in any certificate or other writing delivered by them pursuant hereto: (i) that is qualified by materiality or Target Corporation Material Adverse Effect will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

Schedule B-36

Caixa de Crédito Agrícola Mútuo’s consent. It is a fundamental condition precedent to the Closing that the Vendor obtains the necessary consent from Caixa de Crédito Agrícola Mútuo (Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L.) for the change in control and ownership of the Target Corporation, which is currently in default. Specifically, the Target Corporation is in default under the debt instruments to Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L.,                                                                                                                                            This default has been ongoing since May 22, 2023. The Vendor must secure approval from Caixa de Crédito Agrícola Mútuo that acknowledges and consents to the transfer of control and ownership of the Target Corporation to the Purchaser, notwithstanding the current default status. Furthermore, the Vendor is required to ensure the reinstatement of the aforementioned loan facilities, or the provision of suitable alternative arrangements acceptable to Caixa de Crédito Agrícola Mútuo and the Purchaser, as a condition to proceeding with this transaction. The reinstatement of the loan facilities needs to be approved in writing by Caixa de Crédito Agrícola Mútuo, subject to the Purchaser’s express written approval of the terms of said reinstatement. The Closing is contingent upon fulfilling these conditions, including obtaining formal written consent and confirmation from Caixa de Crédito Agrícola Mútuo regarding the change in control and ownership and the reinstatement of the loan facilities to the satisfaction of the Purchaser. To obtain this Bank’s consent, the Purchaser is obliged to deliver all documents and provide all information requested by the Bank, within the period required by the Bank or within a reasonable period, if the Bank has not stipulated any period.

6.3.2 Obligation to Obtain Resignation or Dismissal of Statutory Body Members. The Vendor hereby agrees and is obligated, as a condition of this transaction, to secure the resignation or effectuate the dismissal of all members of the statutory bodies of the Target Corporation prior to the Closing Date. The Vendor shall ensure that all such resignations or dismissals are legally effective and that all necessary formalities are duly completed in accordance with the relevant laws and regulations governing the Target Corporation and its statutory bodies. In addition, the Vendor shall be solely responsible for any and all forms of compensation, severance, or any other payments or obligations arising from such resignations or dismissals. The Vendor expressly agrees to indemnify and hold harmless both the Purchaser and the Target Corporation from any claims, liabilities, costs, expenses, or payments associated with the resignation or dismissal of any members of the statutory bodies. The Vendor shall provide the Purchaser with written proof of each member’s resignation or dismissal, including any relevant legal documentation in the Closing Date, no later than 5 (five) days before the scheduled Closing Date. Failure to complete this obligation in a timely manner shall be considered a breach of this agreement and may, at the discretion of the Purchaser, result in a delay of the Closing Date, renegotiation of the terms of this agreement, or termination of the agreement altogether, with consequences as specified under the terms of the Agreement. This obligation is intended to ensure the smooth transition of control and management of the Target Corporation to the Purchaser and is a fundamental aspect of the agreement between the parties.

6.3.3 Performance of Covenants. The Vendor shall have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by the Vendor on or prior to the Closing Date.

Schedule B-37

6.3.4 No Target Corporation Material Adverse Effect until the Closing Date. Between the Agreement Date and the Closing Date, there will have been no Target Corporation Material Adverse Effect.

6.3.5 Certificate of Compliance. The Vendor will have delivered to Somai a certificate dated the Closing Date, signed an authorized officer of the Vendor, certifying as to the satisfaction of the conditions set forth in Section 6.3.1, Section 6.3.3 and Section 6.3.4.

6.3.6 Third Party Consents. The Vendor will have obtained any other applicable written consent that is necessary for the completion of the Contemplated Transaction, and all such consents will remain in full force and effect.

6.3.7 Receipt of Closing Deliveries. The Vendor will, as applicable, have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.4, all in form and substance reasonably satisfactory to Somai.

6.3.8 Company Financial Statements. The Vendor shall have delivered the Company Financial Statements to the Purchaser, which financial statements shall reflect the accuracy of representations and warranties of the Vendor as set out herein in respect of Company Financial Statements.

6.3.9 Intercompany Loans and RPK’s total indebtedness. All intercompany loans, shareholder loans, other loans, promissory notes or any other debt instruments, including the credit from Catalyst and other related companies’ credits, and interest, with the exception of Caixa Agricola Bank Debt, shall be extinguished at Closing, and the Purchaser or RPK, or any resulting issuer shall hold no obligation to repay any such loans or interest. The Vendor will provide attestation of RPK’s total indebtedness and that such indebtedness shall not exceed € 4,122.189,55 (€ 3,122.189,55 of Bank Debt owed to Caixa Agricola and €1,000,000 of current liabilities, including any off-balance sheet liabilities).

ARTICLE 7
INDEMNIFICATION

7.1	Indemnity by Vendor, Akanda and Cannahealth Limited

7.1.1 The Vendor, Akanda and Cannahealth (in consideration of $1.00 and other good and valuable consideration paid to the Vendor, Akanda and Cannahealth by the Purchaser, the receipt and sufficiency of all of which is acknowledged by the Vendor, Akanda and Cannahealth) will, jointly and severally, be liable to and indemnify the Purchaser, and the Target Corporation and defend and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever:

7.1.1.1 any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or any agreement delivered pursuant to this Agreement;

7.1.1.2 any breach or non-fulfilment of any covenant or obligation on the part of the Vendor contained in this Agreement or any agreement delivered pursuant to this Agreement;

Schedule B-38

7.1.1.3 any third party claim against the Target Corporation instituted prior to or after the Closing Time, which is based on an act or omission of the Vendor that occurred or commenced prior to the Closing Time.;

7.1.1.4 any Taxes, that exceeds the cap of one million dollars provided for in section 5.11, required to be paid by the Target Corporation relating to any period ending before the Closing Date and the portion of any Taxes relating to any period ending after the Closing Date that is attributable to the portion of that period ending before the Closing Date; and

7.1.1.5 all debts or liabilities, contingent or otherwise, of the Target Corporation) that exceeds the caps provided for in section 5.11, existing prior to the Closing Date or that arise from or after the Closing Date with respect to matters that occurred prior to the Closing Date

For greater certainty and without limiting the generality of the foregoing provision, the indemnity provided for in this Section 7.1 will extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Date, that exceeds the caps provided for in section 5.11. Furthermore, the limitation of liabilities set forth in this clause are absolute and shall not be cumulative, meaning that in no circumstances the overall limitation will exceed the total amount of USD 1,000,000 (one million dollars).

7.2	Indemnity by Purchaser

7.2.1 The Purchaser will be liable to and indemnify the Vendor and defend and save it fully harmless against, and will reimburse it for, any Damages arising from, in connection with or related in any manner whatsoever:

7.2.1.1 any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or any agreement delivered pursuant to this Agreement; and

7.2.1.2 any breach or non-fulfilment of any covenant or obligation on the part of the Purchaser contained in this Agreement or any agreement delivered pursuant to this Agreement;

7.3	Claim Notice.

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party will promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice will specify whether the potential Damages arise as a result of a claim by a Person against any Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Parties (a “Direct Claim”), and will also specify with reasonable particularity (to the extent that the information is available): (a) the factual basis for the Direct Claim or Third Party Claim, as the case may be; and (b) the amount of the potential Damages arising therefrom, to the extent known.

7.4	Limitation of Liability of Vendor, Akanda and Cannahealth Limited

The aggregate amount of all Damages for which the Vendor, Akanda and Cannahealth Limited will be liable to the Purchaser and the Target Corporation will not exceed USD 1,000,000 provided that, this Section 7 shall not apply to any Damages that arise as result of a breach of any of the Vendor Fundamental Representations or any Claims that arise from the fraud or intentional misrepresentation of the Vendor

Schedule B-39

7.5	Limitation of Liability of Purchaser.

The aggregate amount of all Damages for which the Purchaser will be liable to the Vendor will not exceed USD 1.000,000.00 provided that, this shall not apply to any Damages that arise as result of a breach of any of the Purchaser Fundamental Representations or any Claims that arise from the fraud or intentional misrepresentation of the Purchaser.

7.6	Indemnity Baskets

Notwithstanding any other provision of this Agreement:

7.6.1 The Vendor, Akanda and Cannahealth Limited will have no liability for Damages suffered or incurred by the Purchaser, or the Target Corporation, until the aggregate amount of all such Damages exceeds USD 50,000, and once the total of all such Damages exceeds the foregoing threshold, the Purchaser and/or the Target Corporation, shall be entitled to make an indemnity claim for all such Damages in excess of USD 50,000, provided that, the foregoing limitation shall not apply to any Damages suffered by the Purchaser or the Target Corporation as result of or in connection with a breach of the Vendor Fundamental Representations (or any of them), or any fraudulent or intentional misrepresentation on the part of the Vendor; and

7.6.2 The Purchaser will have no liability for Damages suffered or incurred by the Vendor, until the aggregate amount of all such Damages exceeds USD 50,000 and once the total of all such Damages exceeds the foregoing threshold, the Vendor shall be entitled to make an indemnity claim for all such Damages in excess of USD 50,000, provided that, the foregoing limitation shall not apply to any Damages suffered by the Vendor as result of or in connection with a breach of the Purchaser Fundamental Representations (or any of them), or any fraudulent or intentional misrepresentation on the part of the Purchaser.

7.6.3 The calculation of Damages payable to an Indemnified Party will not be affected by any inspection or inquiries made by on or behalf of the Party entitled to be indemnified under this Article 7.

ARTICLE 8

POST-CLOSING TAX RETURNS

8.1	Tax Returns

8.1.1.1 The Vendor shall, at its cost, cause the Target Corporation to prepare and file in a timely fashion all Tax returns required under any applicable Tax legislation (“Tax Returns”) to be filed by the them for (i) any period ending on or before the Closing Date (including as a consequence of the Closing) and for which Tax Returns have not been filed as of that date; and (ii) any period beginning prior to the Closing Date and ending after the Closing Date (collectively, the “Stub Period Returns”).

8.1.1.2 The Vendor and the Purchaser shall co-operate fully in good faith with each other and make available to each other in a timely fashion any information in their respective possession and that is reasonably required for the preparation and filing of the Stub Period Returns, and shall preserve that information in their respective possession until the expiration of any applicable limitation period under any applicable tax legislation. At the written request of the Purchaser, the Vendor shall provide to the Purchaser (and its tax advisors) for its review and approval a copy of the Stub Period Returns and Tax Returns 30 days prior to filing and the Purchaser will have the opportunity to fully comment on those Stub Period Returns prior to filing.

Schedule B-40

8.1.1.3 From and after the Closing Date, the Purchaser shall cause the Target Corporation to retain, until the expiration of any applicable limitation period under any applicable tax legislation, all books and records relating to any period ending on or before the Closing Date (including as a consequence of Closing) and that are reasonably required for the purpose of the preparation and filing of the Stub Period Returns. So long as such books and records are retained by the Target Corporation, the Vendor may inspect the same for the purpose of the preparation and filing of the Stub Period Returns.

8.1.1.4 After Closing, the Purchaser shall cause the Target Corporation to co-operate in a reasonable manner with the Vendor and its representatives for the purposes of the preparation of the Vendor’s accounts and the Tax Returns and in providing any information in the possession of the Target Corporation and that is reasonably required for those purposes. Without limiting the generality of the foregoing, the Purchaser shall, upon reasonable notice, cause the Target Corporation to provide the Vendor and its representatives reasonable access to those books and records in the possession of the Target Corporation that are reasonably required for the preparation of the Vendor’s accounts and the Tax Returns together with the assistance of those employees of the Target Corporation that the Vendor may reasonably request.

ARTICLE 9
TERMINATION

9.1	Grounds for Termination.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Contemplated Transaction may be abandoned at any time prior to the Closing:

9.1.1 by the mutual written agreement of the Parties;

9.1.2 by the Purchaser in the event of a material breach of any representation, warranty, covenant or agreement of the Vendor contained herein, including without limitation the non- fulfillment of any condition precedent set forth in Section 6, and the failure of the Vendor to cure such breach within ten (10) Business Days after receipt of written notice from Somai requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Purchaser;

9.1.3 by the Vendor in the event of a material breach of any representation, warranty, covenant or agreement of the Purchaser contained herein and the failure of the Purchaser to cure such breach within ten (10) Business Days after receipt of written notice from the Vendor requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Vendor.

9.1.4 by any Party if any Governmental Authority will have issued a final and non-appealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the completion of the Contemplated Transaction or any Governmental Authority has refused to provide a consent or approval set forth, or required by the terms of this Agreement; or

Schedule B-41

9.1.5 by any Party if the Closing will not have occurred on or before March 22, 2024 (or such later date as may be agreed to in writing by the Purchaser and the Vendor); provided, however, that the right to terminate this Agreement under this Section 9.1.5 will not be available to any Party whose failure to fulfill any obligation under, or breach of any provision of, this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the applicable date.

9.2	Notice of Termination.

Any Party desiring to terminate this Agreement pursuant to Section 9.1 will give written notice of such termination to the other Parties to this Agreement in accordance with Section 11.2, specifying the provision(s) pursuant to which such termination is effective.

9.3	Effect of Termination.

If this Agreement is terminated pursuant to this Article 9, this Agreement will forthwith become void and of no further force and effect and all rights and obligations of the Parties hereunder will be terminated without further liability of any Party to any other Party; provided, however, that: (i) the provisions of Sections 5.6 and 9.3, and Article 11, and the rights and obligations of the Parties thereunder, will survive any such termination; and (ii) nothing herein will relieve any Party from liability for willful or intentional breach, any Fraud Claim or any other liability arising prior to such termination under this Agreement prior to the date of termination. Furthermore, as a consequence to the termination of this Agreement, the advance payment of USD 500,000.00 made by the Purchaser (deposited in the escrow account at Lawson Lundell LLP) shall be immediately returned to the Purchaser in full, without any deductions or penalties, unless the termination of this Agreement was due to the fault of the Purchaser, in which case the Vendor will make the aforementioned amount its own.

ARTICLE 10
RELEASES

10.1	Vendor’s Release.

Except for obligations of Purchaser arising under this Agreement or any agreement delivered by the Purchaser pursuant to or in connection with this Agreement, the Vendor, on its own behalf, and on behalf of its shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors successors and assigns, with effect from the Closing, unconditionally and irrevocably waives, releases and forever discharges each of the Somai and the Target Corporation and each of their respective Affiliates and past, present and future shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors, successors and assigns (each, a “Somai Released Person”), from any and all liability of any kind or nature incurred or arising prior to Closing in connection with the either of the Vendor’s employment or engagement by, or through its legal or beneficial ownership of, the Company or any of its Affiliates, as applicable, in each case, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, or due or to become due, and the Vendor acknowledges and agrees that such Person will not seek to recover any amounts in connection therewith or thereunder from any Somai Released Person; provided that, nothing in this Section 0 will be deemed to constitute a release by such Person of any right to enforce its rights under this Agreement or any agreement delivered in connection with or pursuant this Agreement or not otherwise released pursuant to this Section 0.

Schedule B-42

10.2	Purchaser’s Member Group Release.

Except for obligations of the Vendor arising under this Agreement or any agreement delivered by the Vendor pursuant to or in connection with this Agreement, the Purchaser, each Somai Member Group and each of their respective shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors, successors and assigns, with effect from the Closing, unconditionally and irrevocably waives, releases and forever discharges the Vendor from any and all liability of any kind or nature incurred or arising prior or after to Closing in connection with a Vendor’s engagement by, or through its legal or beneficial ownership of, the Company, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, or due or to become due, and the Purchaser and each Somai Member Group acknowledges and agrees that it will not seek to recover any amounts in connection therewith or thereunder from the Vendor; provided that, nothing in this Section 0 will be deemed to constitute a release by such Person of any right to enforce its rights under this Agreement or any agreement delivered in connection with or pursuant this Agreement, or not otherwise released pursuant to this Section 0.

ARTICLE 11
GENERAL PROVISIONS

11.1	Non-Survival of Representations, Warranties and Covenants.

The representations, warranties or covenants contained in this Agreement shall survive the Closing Time for a period of one year unless otherwise specified in this Agreement.

11.2	Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email transmission (provided that the sender of such email transmission does not receive a delivery failure notice from the intended recipient in respect of such email transmission), or similar means of recorded electronic communication, addressed as follows:

11.2.1 If to the Purchaser, to:

Somai Pharmaceuticals, Unipessoal, Lda.

Lugar de Casal Pinheiro, Urbanização Pinheiros Park II, Bloco B,
Rua 13 de Maio, nº 52, 2580 - 507 Carregado

Attention: Vasiliki Koutelieri

Email:

with a copy to:

NAME: Callum Kellas

E-mail:

NAME: Anton Nakhodkin
E-mail:

Schedule B-43

11.2.2 If to the Vendor, Akanda or Cannahealth, to:

Holigen LTD

Level 4, The Penthouse, Suite 2, Europa Business Centre,
Triq Dun Karm, Birkirkara, Malta
Attention: Katie Field
Email:

Akanda Corp.

421 7 Ave SW #1600, Calgary, AB T2P 4K9, Canada Attention: Katie Field
Email:

Cannahealth Limited,

Level 4, The Penthouse, Suite 2, Europa Business Centre,

Triq Dun Karm, Birkirkara, Malta
Attention: Katie Field

Email:

Subject to the foregoing, a Notice is deemed to be given and received on the date on which it was delivered or transmitted if it is a Business Day and the delivery or transmission was made prior to 6:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

11.3	Counterparts.

This Agreement may be executed and delivered (including by electronic transmission) in any number of counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

11.4	Amendments and Waivers.

This Agreement may not be amended or waived except by an instrument in writing signed by an authorized representative of each Party. No course of conduct or failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.5	Severability.

Wherever possible, each provision hereof will be interpreted in such manner as to be effective and valid under Applicable Laws, but if any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such provision will be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

11.6	Assignment; Successors and Assigns.

Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder may be assigned, delegated or otherwise transferred by such Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other Party, and any attempt to make any such assignment, delegation or other transfer without such consent will be null and void; provided, however, that Somai may assign its rights, interests and obligations under this Agreement, without the consent of the other Parties, to any Person who acquires all or substantially all of the assets and business of Somai or to any Affiliate of Somai, subject to the assumption in writing by such Person or Affiliate of Somai’s obligations hereunder; and provided, further, that Somai may assign or encumber this Agreement or any of its rights and obligations hereunder as security for any Indebtedness of Somai or its Affiliates without the consent of the other Parties, and provided that the Bank accepts the terms of clause 6 and this does not delay the completion of the Contemplated Transaction. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Schedule B-44

11.7	No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any third party, other than the signatories to this Agreement and their respective successors and assigns permitted by Section 11.6, any right, remedy or claim under or by reason of this Agreement.

11.8	Governing Law and Dispute Resolution

11.8.1 This Agreement and all disputes and controversies relating to or arising out of this Agreement are governed by and will be interpreted and construed in accordance with the laws of Portugal.

11.8.2 Arbitration: Any dispute, controversy, or claim arising out of, relating to, or in connection with this agreement, or the breach, termination, or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules.

Number of Arbitrators: The arbitration shall be conducted by three arbitrators. Each party shall appoint one arbitrator, and the two arbitrators thus appointed shall appoint the third arbitrator who will act as the presiding arbitrator of the tribunal.

Seat of Arbitration: The seat, or legal place, of arbitration shall be Lisbon, Portugal. The tribunal shall have the discretion to conduct hearings at any location they consider appropriate, taking into account the convenience of the parties and witnesses.

Language of the Arbitration: The arbitration proceedings shall be conducted in the English language. All documents, evidence, and correspondence used in the arbitration proceedings shall be in, or translated into, English.

Application of UNCITRAL Rules: The arbitration shall be administered by the United Nations Commission on International Trade Law (UNCITRAL) in accordance with its rules and procedures, except as modified by this clause or unless the parties agree otherwise.

Final and Binding Decision: The decision or award resulting from such arbitration shall be final and binding upon the parties. The parties agree to carry out any award without delay and waive their rights to any form of appeal or review insofar as such waiver can validly be made.

Confidentiality: The arbitration proceedings and all related documents, materials, and information shall be kept confidential, except as may be necessary in connection with a judicial challenge to, or enforcement of, an award, or unless otherwise required by law.

Schedule B-45

11.9	Specific Performance.

The Parties agree that irreparable and ongoing Damages would occur in the event that any provision of this Agreement were not performed in accordance with its terms or otherwise was breached. Accordingly, each Party agrees that in the event of any actual or threatened breach of this Agreement by another Party, the non-breaching Party will be entitled, in addition to all other rights and remedies that it may have, to obtain injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any actual or threatened breach of any of such provisions and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual Damages. The prevailing Party in any action commenced under this Section 11.9 (whether through a monetary judgment, injunctive relief or otherwise) will be entitled to recover from the other Parties reimbursement for its reasonable legal fees and court costs incurred in connection with such action. Subject to any other provision hereof including, without limitation, Section 9.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

11.10	Interpretation; Absence of Presumption.

11.10.1 The defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In this Agreement, except to the extent otherwise provided herein or that the context otherwise requires: (i) words used in the singular include the plural and words in the plural include the singular; (ii) reference to any gender includes the other gender and neuter; (iii) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”; (iv) the words “herein”, “hereof”, “hereto”, “hereunder” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (v) reference to any Article, Section, Exhibit or Schedule will mean such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (vi) reference to any Applicable Laws will mean such Applicable Laws (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability; and (vii) references to “$” are to the lawful currency of the United States unless otherwise stated. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder will fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

11.10.2 Each Party acknowledges and agrees that the Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.10.3 In the event of any inconsistency between the statements in this Agreement or the other schedules referred to herein, the statements in this Agreement will control and the other schedules referred to herein will be disregarded to the extent of such inconsistency.

Schedule B-46

11.11	Announcements.

None of the Parties may make a press release, public statement or announcement or other public disclosure in respect of this Agreement or the Contemplated Transaction without the prior written consent of the other Parties, unless required by Applicable Law or a Governmental Authority. Where such disclosure is required by Applicable Law or a Governmental Authority, the Party required to make such disclosure will provide notice to the other Parties as soon as reasonably possible and shall to the extent possible consult with the other Parties with respect to the content and timing of such disclosure.

11.12	Entire Agreement.

In addition to the due diligence carried out by the Purchaser, this Agreement (including the Exhibits referred to herein and which form part hereof) contain the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, whether written or oral, with respect to the subject matter hereof and thereof. This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the Parties. There are no unwritten or oral agreements between the Parties.

[Remainder of this page intentionally left blank. Signature page follows.]

Schedule B-47

IN WITNESS WHEREOF, each Party has executed this Agreement.

AKANDA CORP.

By:
	Name:	Katie Field
Title:

CANNAHEALTH LIMITED

By:
	Name:	Katie Field
Title:

HOLIGEN HOLDINGS LIMITED

By:
	Name:	Katie Field
Title:

SOMAI PHARMACEUTICALS UNIPESSOAL, LDA.

By:
	Name:	Vasiliki Koutelier
	Title:	Sole Director

Schedule B-48

For the purposes of the Information Circular to which this Share Purchase Agreement is attached, the Exhibits to the Share Purchase Agreement have been intentionally removed.

Schedule B-49

SCHEDULE C

SECTION 185 OBCA – RIGHT TO DISSENT

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

amalgamate with another corporation under sections 175 and 176;

be continued under the laws of another jurisdiction under section 181; or

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in, clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

subsection 170 (5) or (6) R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment, amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Schedule C-1

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).R .S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing, the shareholder’s name and address;

the number and class of shares in respect of which the shareholder dissents; and

a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Schedule C-2

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where, the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares, to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection(10) is entitled,

Schedule C-3

(c) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice, a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection(18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19)are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Schedule C-4

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given, has sent to the corporation the notice referred to in subsection (10); and

has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990,

c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Schedule C-5

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Schedule C-6